EXHIBIT 99.1

3Q26

Interim condensed consolidated statements

September 30, 2026

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Interim condensed consolidated financial statements On September 30, 2026 and December 31, 2025

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Interim condensed consolidated financial statements On September 30, 2026 and December 31, 2025
Management Statement
Inter&Co
Inter&Co, Inc. (Inter&Co, the Company, and, together with its consolidated subsidiaries, Grupo Inter, Grupo or Inter) is a holding company incorporated in the Cayman Islands with limited liability. The Company has its shares listed on the Nasdaq, the US stock exchange, under the ticker INTR. Inter&Co is the controlling company of Grupo Inter and indirectly holds all the shares of Banco Inter S.A.
Inter
Inter provides financial and e-commerce services, with features offered in a financial super app that includes banking, investments, credit, insurance, and cross-border services, as well as a marketplace that brings together the best retailers from Brazil and the United States.
In compliance with the provisions of Article 133 of Law No. 6,404/1976, as amended by Law No. 15,177 of July 23, 2025, Banco Inter S.A. adopts policies and practices aimed at promoting equity, diversity, and equal opportunities in the corporate environment.
Banco Inter S.A. has internal policies and human resources management guidelines that ensure objective, transparent, and non-discriminatory criteria for hiring, development, compensation, and filling positions, including management positions, observing best corporate governance practices and applicable legislation.
Operating highlights
Customers
As of September 30, 2026 we achieved a total of 46.8 million customers with an activation rate of 57.9%.
Loan Portfolio
The balance of loan operations reached R$54.6 billion, representing a positive variation of 13.1% compared to December 31, 2025.
Fundraising
Total funding, which includes demand deposits, term deposits, savings deposits and securities issued, such as real estate credit notes, secured real estate notes and financial notes, totaled R$77.2 billion, 11.9% higher than the amount recorded on December 31, 2025.
Economic and financial highlights
Net income
As of September 30, 2026, the net profit of the controlling shareholders was R$1.2 billion, representing an increase of 32.3% compared to the same period in 2025.
Revenues
As of September 30, 2026, revenues reached R$7.8 billion, marking an increase of 29.9% compared to the same period in 2025.
Administrative expenses and Personnel
As of September 30, 2026, administrative and personnel expenses totaled R$2.8 billion, an increase of 16.4% compared to the same period in 2025.

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Interim condensed consolidated financial statements On September 30, 2026 and December 31, 2025
Equity highlights
Total assets
Total assets reached R$107.2 billion as of September 30, 2026, an increase of 8.7% compared to December 31, 2025.
Shareholder’s equity
Shareholder’s equity totaled R$11.2 billion, a growth of 7.5% compared to December 31, 2025.
Relationship with the independent auditors
The Company informs that it has a policy with requirements for contractual risk analysis, which defines that the Board of Directors must evaluate the transparency, objectivity, governance aspects, and commitment to the independence of the contracting process, thus ensuring compliance between the parties involved. Additionally, it has an Audit Committee which, among its responsibilities and competencies, in addition to providing opinions and recommendations on the audit service provider, also evaluates the effectiveness of independent and internal audits, including verifying compliance with legal and regulatory provisions applicable to Inter, as well as internal policies and codes.
Furthermore, Inter&Co, Inc. confirms that KPMG Auditores Independentes Ltda. has procedures, policies, and controls in place to ensure its independence, which include an assessment of the work performed, encompassing any service that is not an independent audit of the consolidated financial statements. This assessment is based on applicable regulations and accepted principles that preserve auditor independence. The acceptance and performance of professional services unrelated to the audit of the financial statements by the independent auditors during the period ended September 30, 2026, did not affect the independence and objectivity in the conduct of the audit examinations performed at Inter&Co, Inc. Information regarding the independent auditors' fees is made available annually in the reference form.
Acknowledgments
We would like to thank our shareholders, customers, and partners for their trust, as well as each of our employees who build our history each day.
Belo Horizonte, November 12, 2026.
The Management.

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KPMG Auditores Independentes Ltda.
Rua Paraíba, 550 - 12º andar - Bairro Funcionários
30130-141 - Belo Horizonte/MG - Brasil
Caixa Postal 3310 - CEP 30130-970 - Belo Horizonte/MG - Brasil
Telefone +55 (11) 3940-1500
kpmg.com.br

Independent Auditors' report on review of Interim Condensed Consolidated Financial Statements

To the Shareholders, Board of Directors and
Directors of Inter & Co, Inc.
Cayman Islands

Introduction

We have reviewed the accompanying interim condensed consolidated statements of financial position of Inter & Co, Inc. ("Company") as of September 30, 2026, the interim condensed consolidated statements of income and comprehensive income for the three-month and nine-month periods then ended and interim condensed statements of changes in equity and cash flows for the nine-month period then ended, and notes to the interim condensed consolidated financial statements.

Management is responsible for the preparation and presentation of this interim condensed consolidated financial statements in accordance with IAS 34, ´Interim Financial Reporting´. Our responsibility is to express a conclusion on this interim condensed consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Interim Financial Information Review (NBC TR 2410 - *Revisão de Informações Intermediárias Executada pelo Auditor da Entidade* and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim condensed consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

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Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements as at September 30, 2026, are not prepared, in all material respects, in accordance with IAS 34 - Interim Financial Reporting.

Belo Horizonte, November 12, 2026

KPMG Auditores Independentes Ltda.
CRC SP-014428/O-6 F-MG
Original report in Portuguese signed by
Marco Antonio Pontieri
Accountant - CRC 1SP153569/O-0

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

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Interim condensed consolidated financial position On September 30, 2026 and December 31, 2025 (Amounts in thousands of Brazilian reais, unless otherwise stated)

	Note	09/30/2026	12/31/2025
Assets
Cash and cash equivalents	8	4,186,380	3,801,513
Amounts due from financial institutions, net of provisions for expected credit losses	9	4,954,638	4,600,218
Deposits at Central Bank of Brazil		8,825,330	7,867,658
Securities, net of provisions for expected credit losses	10	30,339,971	29,010,323
Derivative financial instruments	11	50,330	58,915
Loans and advances to customers, net of provisions for expected credit losses	12	50,676,418	45,251,104
Property and equipment	13	331,596	381,404
Intangible assets	14	2,177,086	2,023,939
Deferred tax assets	32.c	2,002,409	1,789,304
Other assets	15	3,689,345	3,827,140
Total assets		107,233,503	98,611,518

Liabilities
Deposits from customers	16	59,431,481	54,883,084
Securities issued	17	17,787,720	14,127,144
Deposits from banks	18	14,841,737	14,585,704
Derivative financial instruments	11	15,391	54,114
Borrowings and on-lending	19	924,491	817,495
Tax liabilities	20	296,711	815,527
Income tax and social contribution		167,323	675,438
Other tax liabilities		129,388	140,089
Provisions	21	269,767	265,455
Deferred tax liabilities	32.c	47,162	40,923
Other liabilities	22	2,444,746	2,629,110
Total liabilities		96,059,206	88,218,556

Equity
Share capital	23.a	13	13
Reserves	23.b	11,919,102	10,971,176
Other comprehensive loss	23.c	(873,816)	(801,600)
Equity attributable to owners of the Company		11,045,299	10,169,589
Non-controlling interest	23.f	128,998	223,373
Total equity		11,174,297	10,392,962

Total liabilities and equity		107,233,503	98,611,518

The notes are an integral part of the consolidated condensed interim financial statements

6

Interim condensed consolidated statements of income Periods ending on September 30, 2026 and 2025 (Amounts in thousands of Brazilian reais, except for earnings per share)

		Quarter		Nine-month period
	Note	09/30/2026	09/30/2025	09/30/2026	09/30/2025
Interest income	24	3,079,390	2,226,423	8,253,712	6,161,507
Interest expenses	24	(1,933,147)	(1,653,759)	(5,496,075)	(4,256,737)
Income from securities, derivatives and foreign exchange	25	960,476	1,050,027	3,274,766	2,550,022
Net interest income and income from securities, derivatives and foreign exchange		2,106,719	1,622,691	6,032,403	4,454,792

Net revenues from services and commissions	26	552,884	514,179	1,580,596	1,469,231
Expenses from services and commissions		(48,225)	(46,809)	(139,860)	(130,617)
Other revenues	27	106,729	72,103	321,870	209,641
Total net revenue		2,718,107	2,162,164	7,795,009	6,003,047

Impairment losses on financial assets	28	(892,849)	(640,796)	(2,534,549)	(1,723,726)
Revenues net of impairment losses on financial assets		1,825,258	1,521,368	5,260,460	4,279,321

Administrative expenses	29	(636,612)	(543,343)	(1,877,097)	(1,611,572)
Personnel expenses	30	(314,385)	(285,248)	(902,146)	(776,886)
Tax expenses	31	(244,257)	(190,328)	(659,595)	(503,262)
Depreciation and amortization		(116,428)	(84,524)	(320,118)	(228,600)
Profit before income tax		513,576	417,925	1,501,504	1,159,001

Income tax	32	(68,547)	(61,920)	(193,244)	(164,040)

Net income attributable to shareholders of the company and non-controlling interests		445,029	356,005	1,308,260	994,961
Non-controlling interest		(19,786)	(19,660)	(67,121)	(56,963)
Net income attributable to shareholders of the company		425,243	336,345	1,241,139	937,998

Earnings per share (in Brazilian Reais – BRL)
Basic earnings per share	23.e	0.96	0.76	2.81	2.13
Diluted earnings per share	23.e	0.95	0.75	2.77	2.11

The notes are an integral part of the consolidated condensed interim financial statements

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Interim condensed consolidated statements of comprehensive income Periods ending on September 30, 2026 and 2025 (Amounts in thousands of Brazilian reais, unless otherwise stated)

	Quarter		Nine-month period
	09/30/2026	09/30/2025	09/30/2026	09/30/2025

Net income attributable to shareholders of the company	425,243	336,345	1,241,139	937,998
Non-controlling interest	19,786	19,660	67,121	56,963
Net income attributable to shareholders of the company and non-controlling interests	445,029	356,005	1,308,260	994,961

Items that are or may be subsequently reclassified to the result

Changes in fair value - financial assets at FVOCI	144,154	22,715	23,753	239,125
Tax effect	(59,876)	3,635	(10,348)	(117,361)
Net change in fair value - financial assets at FVOCI	84,278	26,350	13,405	121,764

Hedge of investments abroad	(1,028)	23,364	29,156	174,927
Tax effect	2,523	(4,192)	(24,230)	(71,451)
Investment hedge in foreign operations	1,495	19,172	4,926	103,476

Cash flow hedge	—	18,565	17,906	1,585
Tax effect	—	(4,860)	(8,057)	2,781
Net-after-tax cash flow hedge	—	13,705	9,849	4,366

Foreign exchange differences on the translation of foreign operations	60,057	(41,894)	(100,396)	(230,539)

Other comprehensive income (loss) that may be reclassified subsequently to the Statements of income	145,830	17,333	(72,216)	(933)

Total of comprehensive results	590,859	373,338	1,236,044	994,028

Allocation of comprehensive income
To shareholders of the company	571,073	353,678	1,168,923	937,065
To non-controlling interest	19,786	19,660	67,121	56,963

The notes are an integral part of the consolidated condensed interim financial statements

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Interim condensed consolidated cash flow statements Periods ending on September 30, 2026 and 2025 (Amounts in thousands of Brazilian reais, unless otherwise stated)

	Note	09/30/2026	09/30/2025
Operating activities
Net income attributable to shareholders of the company		1,241,139	937,998
Non-controlling interest		67,121	56,963
Adjustments to profit (loss)
Depreciation and amortization		320,118	228,600
Impairment losses on financial assets	28	2,534,549	1,723,726
Expenses with provisions for contingencies	21.a	57,867	41,220
Capital gains (losses)	27	13,847	15,253
Income tax and social contribution	32.a	193,244	164,040
Provision for performance fees	27	(34,767)	(29,806)
Effect of the exchange rate variation on cash and cash equivalents	25	(108,063)	(67,846)

(Increase)/ decrease in:
Amounts due from financial institutions		(354,442)	2,907,206
Deposits at Central Bank of Brazil		(957,672)	(1,787,344)
Securities		(2,740,761)	(338,080)
Derivative financial instruments		8,585	(1,929)
Loans and advances to customers		(7,961,878)	(9,405,643)
Other assets		(181,260)	(648,332)
Increase/ (decrease) in:
Deposits from customers		4,548,397	8,693,157
Securities issued		3,660,576	2,352,147
Deposits from banks		256,033	2,933,816
Derivative financial instruments		8,339	129,934
Borrowings and on-lending		106,996	547,500
Tax liabilities		(164,497)	85,031
Provisions		(46,882)	(39,148)
Other liabilities		(175,768)	(221,040)
Income tax paid		(438,338)	(382,645)
Net cash from (used in) operating activities		(147,517)	7,894,778

Cash flow from investing activities
(Acquisition) of property and equipment		(63,593)	(65,089)
(Acquisition) of intangible assets		(506,049)	(366,604)
(Acquisition) of financial assets at fair value through other comprehensive income		(6,870,756)	(6,676,015)
Proceeds from sale of financial assets at FVOCI		7,727,483	4,308,852
(Acquisition) of financial assets at amortized cost		(25,378)	(243,294)
Proceeds from sale of financial assets at amortized cost		606,178	22,815
Net cash from (used in) investing activities		867,885	(3,019,335)

Cash flow from financing activities
Dividends and interest on shareholders' equity paid		(297,490)	(238,375)
Repurchase of treasury shares		—	(27,110)
Non-controlling interest resources		(123,589)	(70,996)
Rent payment		(22,485)	(19,882)
Net cash from (used in) financing activities		(443,564)	(356,363)

Increase/(Decrease) in cash and cash equivalents		276,804	4,519,080

Cash and cash equivalents at the beginning of the period	8	3,801,513	1,108,394
Effect of the exchange rate variation on cash and cash equivalents		108,063	67,846
Cash and cash equivalents at the end of the period	8	4,186,380	5,695,320

The notes are an integral part of the consolidated condensed interim financial statements

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Interim condensed consolidated statements of changes in equity On September 30, 2026 and December 31, 2025 (Amounts in thousands of Brazilian reais, unless otherwise stated)

	Share capital	Reserves	Other comprehensive income	Retained earnings /accumulated losses	Treasury shares	Equity attributable to owners of the Company	Non-controlling interest	Total equity
Balance as of December 31, 2025	13	10,971,176	(801,600)	—	—	10,169,589	223,373	10,392,962
Profit for the period	—	—	—	1,241,139	—	1,241,139	67,121	1,308,260
Proposed allocations:
Constitution/ reversal of reserves	—	1,241,139	—	(1,241,139)	—	—	—	—
Interest on equity / dividends	—	(259,583)	—	—	—	(259,583)	(37,907)	(297,490)
Exchange rate variations in foreign investment	—	—	(100,396)	—	—	(100,396)	—	(100,396)
Gains and losses - Hedge	—	—	14,775	—	—	14,775	—	14,775
Net change in fair value - financial assets at FVOCI	—	—	13,405	—	—	13,405	—	13,405
Share-based payment transactions	—	2,662	—	—	—	2,662	—	2,662
Reflex reserves	—	(36,292)	—	—	—	(36,292)	—	(36,292)
Others	—	—	—	—	—	—	(123,589)	(123,589)
Balance as of September 30, 2026	13	11,919,102	(873,816)	—	—	11,045,299	128,998	11,174,297

Balance as of December 31, 2024	13	9,793,992	(898,830)	—	—	8,895,175	177,132	9,072,307
Profit for the period	—	—	—	937,998	—	937,998	56,963	994,961
Proposed allocations:
Constitution/ reversal of reserves	—	937,998	—	(937,998)	—	—	—	—
Interest on equity / dividends	—	(203,593)	—	—	—	(203,593)	(34,782)	(238,375)
Exchange rate variations in foreign investment	—	—	(230,539)	—	—	(230,539)	—	(230,539)
Gains and losses - Hedge	—	—	107,842	—	—	107,842	—	107,842
Net change in fair value - financial assets at FVOCI	—	—	121,764	—	—	121,764	—	121,764
Share-based payment transactions	—	9,139	—	—	27,110	36,249	—	36,249
Reflex reserve	—	42,029	—	—	—	42,029	—	42,029
Repurchase of treasury shares	—	—	—	—	(27,110)	(27,110)	—	(27,110)
Others	—	—	—	—	—	—	(70,996)	(70,996)
Balance as of September 30, 2025	13	10,579,565	(899,763)	—	—	9,679,815	128,317	9,808,132
The notes are an integral part of the consolidated condensed interim financial statements

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Notes to the interim condensed consolidated financial statement As of September 30,2026
Notes to the interim condensed consolidated financial statement
(Amounts in thousands of Brazilian reais, unless otherwise stated)
1.Activity and structure of Inter & Co, Inc. and its subsidiaries
Inter&Co, Inc. ("Inter&Co", "Inter Group", or "Company") is the holding company of Grupo Inter, incorporated in the Cayman Islands, a limited liability company registered as a foreign issuer with the U.S. Securities and Exchange Commission ("SEC") and the Brazilian Securities and Exchange Commission (CVM). Inter&Co's Class A common shares are traded on Nasdaq under the ticker symbol "INTR". On September 8, 2026, the Company released the schedule and procedures for discontinuing the Level II Sponsored BDRs Program (INBR32).
As of September 30, 2026, its main operating subsidiaries were:
•Inter Holding Financeira S.A.: a direct subsidiary domiciled in Brazil, whose main activity is to hold 100% of the share capital of Banco Inter S.A. (Banco Inter).
•Banco Inter S.A.: the Group's main operational entity, a wholly owned subsidiary of Inter Holding Financeira S.A., domiciled in Brazil. It operates as a multiple bank, authorized by the Central Bank of Brazil, and focuses on deposit taking, credit granting, and the provision of other financial products and services to individuals and legal entities through the Super App.
•Inter Marketplace Intermediação de Negócios e Serviços Ltda. (“Inter Marketplace”): a directly owned subsidiary in Brazil whose purpose is to operate the Group's marketplace platform, connecting customers to a wide range of non-financial third-party products and services. Its main products include an e-commerce marketplace, gift card offerings, telephony services via Mobile Virtual Network Operator (MVNO) Inter Cel, airline ticket sales, among others, operated directly by Inter Marketplace or its subsidiaries.
•Inter US Holding Inc.: is a direct subsidiary domiciled in the United States. Its purpose is to coordinate the Group's North American operations.
Inter&Co and all of its subsidiaries are presented collectively as the "Group" or "Inter," reflecting the integrated operations of the economic conglomerate.
Operating as a digital platform for individuals and businesses, Inter offers a wide range of integrated financial services and solutions in a Super App, such as: credit cards, checking accounts, investments, insurance, mortgage loans, payroll loans, business loans, and a marketplace for non-financial services, among others. Operations are conducted in an integrated manner through the Super App, providing customers with a unified digital experience for managing their finances and daily activities.
2.Basis for preparation
a.Compliance statement
The Group's consolidated condensed interim financial statements has been prepared in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB).
To enhance the presentation, level of detail and clarity of the financial statements, certain reclassifications were made in the financial statements. These reclassifications related exclusively to the presentation and organization of the information and did not affect the recognition or measurement criteria of the balances presented. Consequently, there was no material impact on the financial statements, which remain comparable across the periods presented. Additional explanations for each reclassification are provided in the explanatory notes.

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Notes to the interim condensed consolidated financial statement As of September 30,2026
This consolidated interim financial statements was prepared following a basis of preparation and accounting policies consistent with those adopted in the preparation of the consolidated financial statements of Inter & Co, Inc., as of December 31, 2025, therefore, they are intended only to provide an update on the content of the latest financial statements and should be read together, in accordance with IAS 34.
This consolidated condensed interim financial statements was authorized for issuance by the Board of Directors on November 12, 2026.
b.Functional and presentation currency
The consolidated condensed interim financial statements is presented in Brazilian reais (R$). The functional currency of the Group companies is shown in explanatory note 4, reflecting the currency in which the prices of goods and services are determined and generally settled. All amounts have been rounded to the nearest thousand, unless otherwise indicated.
c.Use of estimates and judgments
In preparing the consolidated condensed interim financial statements, Management used judgment, estimates and assumptions that affect the application of the Group's accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates. Estimates and assumptions are reviewed continuously and the impacts of changes in estimates are recognized prospectively. The key significant judgments made by management in applying the Group's accounting policies and the sources of uncertainty in the estimates are described below:
Judgments
Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the financial statements is included in the following notes:
•Basis for consolidation (see note 4): whether Inter&Co has actual control over an investment;
•Classification of financial assets (see notes 6 and 7): whether such assets meet the criteria for payment of principal and interest only (SPPI test) and their respective classification (amortized cost, fair value through comprehensive income, or fair value through profit or loss); and
•Equity method: if Inter&Co has significant influence over an investee.
Estimates
Estimates carry a significant risk and could materially affect the values of assets and liabilities in future periods, and actual results may differ from those based on such estimates. The main items susceptible to impacts from estimates are disclosed below and are related to the following explanatory notes:
•Classification of financial assets (see notes 6 and 7): assessment of the business model applicable to the management of financial assets and verification of the characteristics of the contractual cash flows of financial instruments (SPPI test);
•Business combination (see note 4): determination of the fair values of assets acquired and liabilities assumed in business combinations;
•Impairment test of intangible assets and goodwill (see note 14): for the purposes of recoverability testing, each investee entity was considered a cash-generating unit (“CGU”);
•Deferred tax asset (see note 32): the expectation of realizing the deferred tax asset is based on projections of future taxable profits and other technical studies;

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Notes to the interim condensed consolidated financial statement As of September 30,2026
•Provision for expected credit losses (see notes 12c and 21): measuring provisions for expected credit losses on financial assets measured at amortized cost, credit commitments, outstanding credits, and financial guarantees provided requires the use of complex quantitative models and assumptions about future macroeconomic conditions and credit behavior. Several significant judgments are also necessary to apply the accounting requirements for measuring expected credit loss, such as: determining the criteria for assessing a significant increase in credit risk; selecting appropriate quantitative models and assumptions to measure expected credit loss; and establishing different prospective scenarios and their weighting, among others; and
•Provisions (see note 21): recognition and measurement of provisions, including provisions for legal proceedings. The main assumptions considered relate to the probability and magnitude of resource outflows.
3.Changes in material accounting policies
New or revised accounting pronouncements adopted in 2026
The following standards, new or revised, have been issued by the IASB and adopted by the Group for the periods covered by this consolidated condensed interim financial statements.
•Changes to IFRS 9 – Financial Instruments and IFRS 7 – Financial Instruments Disclosures: issued in May 2024, the changes and clarifications relate to the write-off of financial liabilities through electronic systems, assessment of the contractual characteristics of cash flow in the classification (SPPI Test), such as: financial assets linked to ESG (Environmental, Social and Governance) among other financial instruments, effective from January 1, 2026. In addition, further disclosures were included regarding equity instruments designated at fair value through other comprehensive income and financial instruments linked to contingent events. Management did not identify any significant impacts on its consolidated condensed interim financial statements, considering the instruments currently recognized by the Group.
•Changes to IFRS 7 – Derecognition Gains and Losses: the changes require the disclosure of the deferred difference between fair value and transaction price, and changes in the classification and measurement of financial instruments, effective from January 1, 2026. Management has not identified any material impacts on its consolidated condensed interim financial statements, considering the instruments currently recognized by the Group.
•Changes to IAS 7 – Statement of Cash Flows: the main change refers to the clarification of paragraph 37, establishing that, when accounting for an investment in an associate, a joint venture, or a subsidiary using the equity method or the cost method, the investor restricts its presentation in the statement of cash flows to cash flows between itself and the investee, for example, dividends and advances. Effective from January 1, 2026. Management has not identified any significant impacts of these changes on its consolidated condensed interim financial statements.
•Changes to IFRS 10 – Consolidated Financial Statements: this aims to define control and provide guidance for the transition after the application of the new concept, as well as clarifications regarding the sale or contribution of assets between related entities, effective from January 1, 2026. Management has not identified any significant impacts of these changes on its consolidated condensed interim financial statements; and
•Changes to IFRS 9 – Financial Instruments: this includes clarifications regarding the derecognition of lease liabilities and their implications, effective from January 1, 2026. Management has not identified any significant impacts from these changes on its consolidated condensed interim financial statements.

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Notes to the interim condensed consolidated financial statement As of September 30,2026
Other new rules and interpretations have been issued, but have not yet come into effect
•IFRS 18 - Presentation and Disclosure in Financial Statements: issued in April 2024, it replaces IAS 1 and introduces additional requirements for financial statements with the aim of improving the information provided to users. It defines three categories for income and expenses: operating, investing, and financing, in addition to including new subtotals. The standard also provides guidance on the disclosure of performance indicators defined by Management and includes specific requirements for companies in the banking and insurance sectors. IFRS 18 will come into effect on January 1, 2027, and Management is evaluating the effects of its adoption.
•IFRS 19 – Subsidiaries without Public Responsibility - Disclosures: issued in May 2024, the standard defines that a subsidiary without public liability may provide reduced disclosures when applying IFRS accounting standards to its financial statements. The standard is optional for eligible subsidiaries and establishes the disclosure requirements for subsidiaries that choose to apply it. IFRS 19 will come into effect on January 1, 2027, and Management is evaluating the effects of adopting this standard; and
•Changes to IAS 28 – Investments in Associates and Jointly Controlled Entities: the amendment clarifies the eligibility criteria for using the fair value through profit or loss measurement option for investments in associates and joint ventures by entities whose main activity is investing in assets. The amendment will take effect on January 1, 2027. Management is evaluating the impacts of adopting this amendment on the Group's consolidated financial statements.

14

Notes to the interim condensed consolidated financial statement As of September 30,2026
4.Material accounting policies
The main accounting practices adopted in the preparation of this consolidated condensed interim financial statements are the same as those disclosed in the consolidated financial statements for the year ended December 31, 2025.
Basis for consolidation
The table below shows the shareholdings held in the subsidiaries:

Entity	Branch of Activity	Functional currency	Country	Share in the capital (%)
				09/30/2026	12/31/2025
Direct subsidiaries
Inter Holding de Participações Ltda.	Holding Company	BRL	Brazil	100%	100%
INTRGLOBALEU Serviços Administrativos, LDA	Holding Company	EUR	Portugal	100%	100%
Inter US Holding, Inc.	Holding Company	US$	USA	100%	100%
Inter Holding Financeira S.A.	Holding Company	BRL	Brazil	100%	100%
Inter Marketplace Intermediação de Negócios e Serviços Ltda.	Marketplace	BRL	Brazil	100%	100%
Landbank Fundo de Investimento em Direitos Creditórios de Responsabilidade Limitada	Investment Fund	BRL	Brazil	100%	100%
Inter Solutions Ltda.	Provision of services	BRL	Brazil	100%	100%
Inter Digital Assets – Sociedade Prestadora de Serviços de Ativos Virtuais Ltda.	Virtual Asset Brokerage	BRL	Brazil	100%	100%
Spark Fundo de Investimento Financeiro Multimercado Crédito Privado Investimento no Exterior (a)	Investment Fund	BRL	Brazil	100%	100%

Indirect subsidiaries
Banco Inter S.A. (b)	Multiple Bank	BRL	Brazil	100%	100%
Inter Distribuidora de Títulos e Valores Mobiliários Ltda.	Securities broker	BRL	Brazil	100%	100%
Inter Digital Corretora e Consultoria de Seguros S.A. (c)	Insurance broker	BRL	Brazil	60%	60%
TBI Fundo De Investimento Renda Fixa Crédito Privado	Investment Fund	BRL	Brazil	100%	100%
IG Fundo de Investimento Renda Fixa Crédito Privado	Investment Fund	BRL	Brazil	100%	100%
Inter Simples Fundo de Investimento em Direitos Creditórios Multissetorial	Investment Fund	BRL	Brazil	96%	97%
Acerto Cobrança e Informações Cadastrais S.A. (d)	Provision of services	BRL	Brazil	100%	60%
Inter&Co Payments, Inc.	Provision of services	US$	USA	100%	100%
Inter Asset Gestão de Recursos Ltda. (e)	Asset management	BRL	Brazil	99%	70%
Inter Café Ltda.	Provision of services	BRL	Brazil	100%	100%
Inter Boutiques Ltda.	Provision of services	BRL	Brazil	100%	100%
Inter Food Ltda.	Provision of services	BRL	Brazil	70%	70%
Inter Viagens e Entretenimento Ltda.	Provision of services	BRL	Brazil	100%	100%
Inter Conectividade Ltda.	Provision of services	BRL	Brazil	100%	100%
Inter Management, LLC	Provision of services	US$	USA	100%	100%
Inter US Finance, LLC	Provision of services	US$	USA	100%	100%
Inter Securities LLC	Provision of services	US$	USA	100%	100%
Inter Tecnologia e Serviços Financeiros Ltda.	Provision of services	BRL	Brazil	100%	100%
Inter Pag Instituição de Pagamento S.A.	Provision of services	BRL	Brazil	100%	100%
Inter Connectivity, LLC (f)	Provision of services	US$	USA	100%	—
Inter Advisors, LLC	Asset management	US$	USA	100%	100%
Inter Hedge Fundo de Investimento Imobiliário	Investment Fund	BRL	Brazil	96%	100%
Inter Oportunidade Imobiliária Fundo de Investimento (g)	Investment Fund	BRL	Brazil	—	63%
(a) In July 2026, the Spark Multimarket Private Credit Investment Fund, formerly known as TBI Private Credit Investment Fund, came under the direct control of Inter&Co, Inc.;
(b) The institution has two branches abroad: Inter Cayman Branch and Inter US Branch, whose operating currency is the dollar;
(c) See explanatory note 35 – Subsequent Events;
(d) On March 16, 2026, Banco Inter entered into a contract to acquire an additional stake equivalent to 20% of the total share capital of Acerto Cobrança e Informações Cadastrais S.A., for R$ 18,350, as previously approved by BACEN in an official letter sent on February 23, 2026. Furthermore, on April 13, 2026, Banco Inter entered into a contract to acquire an additional stake equivalent to 20%. On June 1, 2026, the acquisition of 100% of the share capital of Acerto Cobrança e Informações Cadastrais S.A. was completed, making Banco Inter its sole shareholder. Notwithstanding Banco Inter now holding all of the share capital, the company remains operationally segregated from the other companies in the group;
(e) On January 9, 2026, Banco Inter entered into a contract to acquire an additional stake equivalent to 29% of the total share capital of Inter Asset Gestão de Recursos Ltda., for R$ 35,180, as previously approved by BACEN in an official letter sent on November 10, 2025. As a result of the acquisition, Banco Inter came to hold 99% of Inter Asset Gestão de Recursos Ltda., an independent asset management company that operates in asset management, securities portfolio management, and wealth management;
(f) On April 28, 2026, Inter Connectivity, LLC, a wholly owned subsidiary of Inter Marketplace Intermediação de Negócios e Serviços Ltda., was incorporated with the initial objective of concentrating and operationalizing the offering of non-financial products in the United States; and
(g) On June 28, 2026, the Inter Group's stake in the Inter Oportunidade Fund was reduced, now holding 38% of the issued units. As a result of this reduction, the Inter Group ceased to exercise control over the investment fund and, consequently, ceased to perform the accounting consolidation of its assets and liabilities.

15

Notes to the interim condensed consolidated financial statement As of September 30,2026
5.Operating segments
The operating segments are disclosed based on internal information used by the CEO and Board of Directors of Inter&Co for resource allocation, performance evaluation, and strategic decision-making.
Profit by operating segment
Each operating segment is composed of one or more legal entities. The measurement of profit by operating segment takes into account all revenues and expenses recognized by the companies that make up each segment.
Transactions between segments are carried out with terms and rates consistent with those practiced with third parties, when applicable. No single client is responsible for more than 10% of the Group's total net revenue.
a.Banking & Spending
This segment includes banking products and services such as checking accounts, debit and credit cards, deposits, loans, customer advances, debt collection activities, and other services provided to customers, primarily through the Inter app. Also included are foreign exchange services, intercountry remittances, including the Global Account digital solution, smart card payment solutions (including Inter Pag), along with the investment funds consolidated by the Group.
b.Investments
This segment is responsible for operations related to the purchase, sale, and custody of securities, structuring and distribution of securities in the capital market, and operations related to the management of fund portfolios and other assets (purchase, sale, risk management), as well as the administration of investment funds. Revenues are mainly derived from commissions and management fees charged to investors for these services.
c.Insurance Brokerage
This segment offers insurance products underwritten by insurance companies with which Inter has an agreement (“partner companies”), including guarantees, life, property and auto insurance, and pension products, as well as consortium products provided by a third party with whom Inter has a commercial agreement. Insurance sales commission revenue, net of cancellations, is recognized in the income statement when the services are actually rendered, i.e., when the sale to the client is finalized, when the performance obligation is fulfilled.
d.Inter Shop
This segment offers sales of goods and/or services to Inter's clients through its partners, via Inter's digital platform; in addition to BNPL (Buy Now, Pay Later) operations for clients. Segment revenues substantially comprise commissions received from sales and/or the provision of these services.

16

Notes to the interim condensed consolidated financial statement As of September 30,2026
Segment information

	09/30/2026
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop	Total of reportable segments	Others	Eliminations	Consolidated
Interest income	8,140,306	22,419	—	45,320	8,208,045	68,290	(22,623)	8,253,712
Interest expenses	(5,522,720)	(14,697)	—	—	(5,537,417)	(24,115)	65,457	(5,496,075)
Income from securities, derivatives and foreign exchange	2,970,331	83,904	12,811	54,000	3,121,046	195,633	(41,913)	3,274,766
Net interest income and income from securities, derivatives and foreign exchange	5,587,917	91,626	12,811	99,320	5,791,674	239,808	921	6,032,403

Net revenues from services and commissions	1,049,329	113,430	239,408	178,615	1,580,782	67,987	(68,173)	1,580,596
Expenses from services and commissions	(64,509)	(2)	(69,060)	(6,289)	(139,860)	—	—	(139,860)
Other revenues	346,218	20,644	30,272	27,492	424,626	141,140	(243,896)	321,870
Revenues	6,918,955	225,698	213,431	299,138	7,657,222	448,935	(311,148)	7,795,009

Impairment losses on financial assets	(2,522,360)	321	—	—	(2,522,039)	(12,510)	—	(2,534,549)
Revenues net of impairment losses on financial assets	4,396,595	226,019	213,431	299,138	5,135,183	436,425	(311,148)	5,260,460

Administrative expenses	(1,767,541)	(69,922)	(12,602)	(54,419)	(1,904,484)	(40,783)	68,170	(1,877,097)
Personnel expenses	(691,729)	(67,633)	(17,919)	(42,628)	(819,909)	(82,237)	—	(902,146)
Tax expenses	(399,128)	(15,439)	(23,876)	(37,509)	(475,952)	(183,643)	—	(659,595)
Depreciation and amortization	(302,593)	(4,770)	(1,633)	(7,622)	(316,618)	(3,500)	—	(320,118)
Profit before income tax	1,235,604	68,255	157,401	156,960	1,618,220	126,262	(242,978)	1,501,504

Income tax	(48,988)	(21,499)	(50,934)	(58,976)	(180,397)	(12,847)	—	(193,244)

Net income attributable to shareholders of the company and non-controlling interests	1,186,616	46,756	106,467	97,984	1,437,823	113,415	(242,978)	1,308,260
Non-controlling interest	(9,055)	(13)	(42,591)	(15,462)	(67,121)	—	—	(67,121)
Net income attributable to shareholders of the company	1,177,561	46,743	63,876	82,522	1,370,702	113,415	(242,978)	1,241,139

	09/30/2026
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop	Total of reportable segments	Others	Eliminations	Consolidated
Total assets	104,603,397	1,177,737	450,424	967,437	107,198,995	3,898,616	(3,864,108)	107,233,503
Total liabilities	96,358,816	687,332	163,200	701,165	97,910,513	978,964	(2,830,271)	96,059,206
Total equity	8,244,581	490,405	287,224	266,272	9,288,482	2,919,652	(1,033,837)	11,174,297

17

Notes to the interim condensed consolidated financial statement As of September 30,2026

	09/30/2025
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop	Total of reportable segments	Others	Eliminations	Consolidated
Interest income	6,059,755	15,083	—	64,652	6,139,490	45,829	(23,812)	6,161,507
Interest expenses	(4,312,778)	(12,153)	—	—	(4,324,931)	(15,123)	83,317	(4,256,737)
Income from securities, derivatives and foreign exchange	2,360,514	72,172	8,281	43,042	2,484,009	216,628	(150,615)	2,550,022
Net interest income and income from securities, derivatives and foreign exchange	4,107,491	75,102	8,281	107,694	4,298,568	247,334	(91,110)	4,454,792

Net revenues from services and commissions	963,377	122,243	208,554	164,478	1,458,652	54,775	(44,196)	1,469,231
Expenses from services and commissions	(53,271)	(2)	(69,198)	(7,985)	(130,456)	(161)	—	(130,617)
Other revenues	223,467	8,295	30,708	24,804	287,274	147,131	(224,765)	209,641
Revenues	5,241,064	205,638	178,345	288,991	5,914,038	449,079	(360,071)	6,003,047

Impairment losses on financial assets	(1,722,046)	(277)	—	—	(1,722,323)	(1,403)	—	(1,723,726)
Revenues net of impairment losses on financial assets	3,519,018	205,361	178,345	288,991	4,191,715	447,676	(360,071)	4,279,321

Administrative expenses	(1,471,253)	(79,760)	(12,130)	(50,333)	(1,613,476)	(32,577)	34,480	(1,611,572)
Personnel expenses	(584,451)	(60,248)	(18,571)	(45,262)	(708,532)	(78,093)	9,739	(776,886)
Tax expenses	(332,842)	(15,389)	(20,072)	(35,251)	(403,554)	(99,708)	—	(503,262)
Depreciation and amortization	(211,573)	(4,580)	(1,882)	(8,485)	(226,520)	(2,080)	—	(228,600)
Profit before income tax	918,899	45,384	125,690	149,660	1,239,633	235,218	(315,852)	1,159,001

Income tax	(55,385)	(13,649)	(41,389)	(54,345)	(164,768)	728	—	(164,040)

Net income attributable to shareholders of the company and non-controlling interests	863,514	31,735	84,301	95,315	1,074,865	235,946	(315,852)	994,961
Non-controlling interest	(782)	(3,709)	(33,721)	(19,126)	(57,338)	375	—	(56,963)
Net income attributable to shareholders of the company	862,732	28,026	50,580	76,189	1,017,527	236,321	(315,852)	937,998

	12/31/2025
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop	Total of reportable segments	Others	Eliminations	Consolidated
Total assets	96,813,106	887,911	404,279	792,270	98,897,566	4,958,428	(5,244,476)	98,611,518
Total liabilities	88,927,374	436,771	154,114	688,430	90,206,689	1,146,080	(3,134,213)	88,218,556
Total equity	7,885,732	451,140	250,165	103,840	8,690,877	3,812,348	(2,110,263)	10,392,962

18

Notes to the interim condensed consolidated financial statement As of September 30,2026
6.Financial risk management
The Group's risk management encompasses credit, market, liquidity, and operational risks. Risk management activities are carried out by independent and specialized structures, according to pre-defined policies and strategies, with the objective of identifying, measuring, monitoring, mitigating, and controlling exposure to financial and non-financial risks to which Inter is subject.
The model adopted by the Group is organized through governance bodies and committees supported by appropriate methodologies, models, and tools, seeking to ensure, among other things:
•Segregation of duties and independence between business and control areas;
•A dedicated risk management unit responsible for monitoring and reporting to the relevant authorities;
•Formalized management process, with defined responsibilities and information flows;
•Clear rules, a structure of competencies and levels of authority that are compatible with the complexity of the operations;
•Defined limits and margins, aligned with risk appetite and strategic guidelines; and
•Adopting best market practices, seeking continuous improvement in management effectiveness.
a.Credit risk
Credit risk is defined as the possibility of losses arising from the borrower's or counterparty's failure to meet the financial obligations assumed under the agreed terms, as well as the devaluation of credit contracts resulting from an increased risk of borrower default, among other factors.
Financial instruments exposed to credit risk are subject to a rigorous pre-contractual evaluation process, maintained continuously throughout the term of the respective operations. Credit analyses consider the economic and financial capacity of the borrower or counterparty, credit behavior, including payment history, credit reputation in the market, as well as the terms and conditions of each operation, encompassing terms, rates, and guarantees.
Below is the maximum exposure to credit risk for financial assets and liabilities:

		09/30/2026		12/31/2025
Financial assets	Note	Gross value	Expected loss	Gross value	Expected loss
Cash and cash equivalents	8	4,186,380	—	3,801,513	—
Amounts due from financial institutions	9	4,251,280	(998)	4,313,571	(1,211)
Deposits at Central Bank of Brazil		8,825,330	—	7,867,658	—
Securities	10	30,381,994	(42,023)	29,057,040	(46,717)
Loans and advances to customers	12	54,554,242	(3,877,824)	48,251,180	(3,000,076)
Other financial assets	15	588,916	(1,426)	651,808	(858)
Total		102,788,142	(3,922,271)	93,942,770	(3,048,862)

Financial liabilities
Loan commitments	21	17,316,086	(198,625)	26,750,795	(204,867)
Financial guarantees	21	650,561	(4,694)	645,589	(5,125)
Total		17,966,647	(203,319)	27,396,384	(209,992)
Inter Group's main risk exposure is related to loan and customer advance portfolio, as presented in explanatory note no.12, and is mainly represented by operations of:
•Credit card: credit transactions related to credit card limits, mostly without attached guarantees;
•Business loans: working capital operations, receivables, discounts and loans in general, with or without collateral;

19

Notes to the interim condensed consolidated financial statement As of September 30,2026
•Real estate loans: loan and financing operations secured by real estate, with collateral linked to the underlying assets;
•Personal loans: loan and payroll deduction card transactions with and without collateral; and
•Agribusiness loans: financing operations for the costs of rural production, investment, marketing and/or industrialization granted to rural producers, with or without collateral.
Mitigation of exposure
With the goal of maintaining exposures within the risk levels established by Management, Inter&Co adopts structured measures to mitigate credit risk. This mitigation is achieved through the structuring of guarantees, adapting the risk level to the characteristics of the guarantees provided at the time of granting. Risk indicators are continuously monitored, and alternative mitigation proposals are evaluated whenever the credit risk exposure behavior of any unit, region, product, or segment so requires. Additionally, credit risk mitigation occurs through product repositioning and adjustments to operational processes or transaction approval levels.
Credit standards guide operational units and encompass, among other aspects, the classification, requirement, selection, evaluation, formalization, control, and reinforcement of guarantees, ensuring the adequacy and sufficiency of mitigating instruments throughout the credit cycle.
In 2026, there will be no material changes in the nature of credit risk exposures, how they originate, or the Group's objectives, policies, and processes for managing them, although Inter&Co will continue to continuously improve its internal risk management processes.
i.Concentration by economic sector
Below is the breakdown by economic sector related to loans and advances to clients:

	09/30/2026	12/31/2025
Construction	2,972,888	2,080,490
Trade	1,713,105	1,658,824
Industries	1,291,834	1,385,398
Administrative activities	1,126,350	785,016
Financial activities	585,234	406,577
Real estate activities (a)	388,427	418,840
Transportation (a)	233,718	261,005
Other segments (b)	917,633	754,668
Business clients	9,229,189	7,750,818
Individual clients	45,325,053	40,500,362
Total	54,554,242	48,251,180
(a) Previously presented in the "Other segments" category; and
(b) It refers primarily to communication services, electricity, education, arts and agriculture.
ii.Concentration of the portfolio
Below is the concentration of credit risk related to loans and advances to customers:

	09/30/2026		12/31/2025
	Balance	% on Loans and advances to customers	Balance	% on Loans and advances to customers
Largest debtor	152,342	0.28%	184,344	0.38%
10 largest debtors	1,007,104	1.85%	1,014,930	2.10%
20 largest debtors	1,519,016	2.78%	1,540,450	3.19%
50 largest debtors	2,579,556	4.73%	2,477,816	5.14%
100 largest debtors	3,721,481	6.82%	3,383,310	7.01%

20

Notes to the interim condensed consolidated financial statement As of September 30,2026
iii.Segregation by time period

	09/30/2026	12/31/2025
Overdue by 1 day or more	6,668,237	5,315,262
To fall due in up to 3 months	5,181,858	4,576,699
To fall due between 3 to 12 months	13,004,609	12,413,149
To fall due in more than 12 months	29,699,538	25,946,070
Total	54,554,242	48,251,180
Measurement
Measurement of credit risk at the Group is carried out considering the following:
•At the time of granting credit, an assessment of the client's financial situation is carried out through the application of qualitative and quantitative methods, in order to support the adequacy of the risk exposure;
•The assessment is performed at the counterparty level and considers information on collateral, where applicable. Credit risk exposure is measured under extreme scenarios through stress tests and analysis of macroeconomic conditions—such as interest rates, unemployment rates, inflation indices, and economic activity; and
•The models used to determine the internal rating of customers and loans are periodically reviewed to ensure they reflect the expected losses, as detailed in explanatory note 12. The estimate of expected losses on financial assets is divided into three categories (stages):
•Stage 1: financial assets that have not shown a significant increase in credit risk;
•Stage 2: financial assets that have shown a significant increase in credit risk; and
•Stage 3: financial assets that have shown indications that they will not be fully honored under the originally agreed terms, or that are involved in bankruptcy proceedings, judicial reorganization, debt restructuring, or that require the enforcement of guarantees. Therefore, they are characterized as problematic assets.
•Payment delays in portfolios are monitored to identify trends or changes in credit behavior and allow for the adoption of mitigating measures when necessary;
•Expected credit loss reflects the risk level of loans and allows for monitoring and controlling the portfolio's exposure level and the adoption of risk mitigation measures;
•Expected credit loss is a forecast of the risk levels of the loan portfolio. Its calculation is based on the historical payment behavior and the portfolio's distribution by product and risk level. This is a fundamental contribution to the process of setting prices for loans and advances to customers.
•In addition to monitoring and measuring indicators under normal conditions, simulations of changes in the business environment and economic scenario are also carried out. This is done with the aim of predicting the impact of these changes on risk exposure levels, provisions and portfolio balance, as well as to support the process of reviewing exposure limits and credit risk policy; and
•Expected losses are calculated by multiplying the credit risk parameters, as follows:
▪Probability of Default (PD): this refers to the probability of the client defaulting on their agreed obligations, according to internal evaluation models based on statistical methodologies. These models consider client behavior, internal ratings, business segments, product characteristics and warranties, as well as financial statements and qualitative analyses from experts;
▪Loss Given Default (LGD): this refers to the percentage of loss relative to exposure in cases of default events, considering recovery efforts. Internal evaluation models are based on statistical methodologies that take into account the characteristics of the operation, such as product and warranty; and

21

Notes to the interim condensed consolidated financial statement As of September 30,2026
▪Exposure at Default (EAD): this refers to the book value of the exposure at the time the expected loss is estimated. In the case of credit commitments or receivables to be released, the EAD will include the expected value of converting these amounts into exposure on the part of the customers.
b.Description of guarantees
Potential losses related to financial instruments are mitigated by the use of various types of real guarantees, formalized through legal instruments. The evaluation/re-evaluation of the effectiveness of the guarantees is carried out at least once every twelve months, considering the characteristics of the asset given as collateral, its market value, and the legal security of the contracts.
The main forms of collateral are: term deposits; financial investments; securities; residential and commercial real estate; vehicles; promissory notes and credit card invoices. Among the guarantees and sureties, bank guarantees stand out.
Payroll loans, substantially represented by payroll-deducted credit cards and personal loans, are deducted directly from borrowers' pensions, income, or salaries and settled directly by the entity responsible for making these payments (a private company or government agency). Credit cards generally do not have collateral.
Guarantees of real estate loans and financing
The guarantees for a Real Estate Loan Portfolio are substantially constituted by the financed property. The following table demonstrates the value of loans secured by real estate, segregated by Loan to Value (LTV). LTV is the ratio between the value of a loan and the value of the financed asset. When it is higher, it may signal a greater risk for the lender, since it indicates a lower participation of the borrower's own capital in the transaction.

	09/30/2026	12/31/2025
Less than or equal to 30%	3,079,389	2,565,053
Greater than 30% and less than or equal to 50%	5,292,720	4,432,991
Greater than 50% and less than or equal to 70%	7,285,225	6,646,170
Greater than 70% and less than or equal to 90%	4,067,069	2,415,905
Greater than 90%	173,644	134,603
Total	19,898,047	16,194,722
c.Liquidity risk
Liquidity risk represents the possibility that the Group may not be able to efficiently meet its financial obligations, whether expected or unexpected, including obligations arising from guarantees granted and extraordinary redemptions by clients. This risk also covers scenarios in which Inter&Co may face difficulties in liquidating assets at market prices, either due to the significant volume of the operation in relation to usual activity, or due to market disruptions or dysfunctions.
Liquidity risk is managed institutionally through a governance structure with responsibilities clearly distributed among the Board of Directors, the Assets and Liabilities Committee (ALCO), the Risk Committee, and the Risk Management Office (led by the Chief Risk Officer - CRO). Specifically, the Risk Management Office is responsible for the continuous monitoring and tracking of liquidity risk exposure.
The risk management structure operates independently and proactively, aiming to continuously monitor liquidity indicators and prevent any exceeding of established limits. Management comprehensively covers Inter&Co's cash inflows and outflows, allowing for the timely implementation of mitigation actions when necessary.
•Analysis of the mismatch between assets and liabilities, net inflows, and maturity forecasts;
•Monitoring of liquidity limits and ratios;

22

Notes to the interim condensed consolidated financial statement As of September 30,2026
•Investor concentration and exposure to liquidity risk of the Group;
•Stress tests and liquidity contingency plans; and
•Periodic reports on the positions of Inter and its subsidiaries.
The structure considers internal and external factors that impact the Group's liquidity, carrying out detailed daily monitoring of incoming and outgoing loan and customer advance transactions, Certificates of Deposit (CDB), Savings Deposits, Agribusiness Credit Notes (LCA), Real Estate Credit Notes (LCI), Guaranteed Real Estate Notes (LIG), Financial Notes (LF) and Demand Deposits.
The information presented in note 6.d constitutes a relevant component of liquidity risk monitoring and is observed and used by the Group in this context.
Up to the base date of September 30, 2026, there have been no material changes in the nature of liquidity risk exposures, monitoring methodologies, internal policies, and the Group's processes for managing them. The Group, however, continues to improve its internal risk management processes.
d.Analyses of financial instruments by remaining contractual term
The table below presents the projected future realizable value of the Group’s financial assets and liabilities by contractual term:

		Current			Non-Current		Total	Total
	Note	1 to 30 days	31 to 180 days	181 to 365 days	1 to 5 Years	Over 5 years	09/30/2026	12/31/2025
Financial assets
Cash and cash equivalents	8	4,186,380	—	—	—	—	4,186,380	3,801,513
Amounts due from financial institutions, net of provisions for expected credit losses	9	2,982,574	1,963,673	8,391	—	—	4,954,638	4,600,218
Deposits at Central Bank of Brazil		8,825,330	—	—	—	—	8,825,330	7,867,658
Securities, net of provisions for expected credit losses	10	1,826,177	5,193,990	726,973	19,757,848	2,834,983	30,339,971	29,010,323
Derivative financial instruments	11	11,792	25,316	1,545	2,700	8,977	50,330	58,915
Loans and advances to customers, net of provisions for expected credit losses	12.a	1,002,006	6,565,744	9,944,627	10,691,249	22,472,792	50,676,418	45,251,104
Other assets (a)	15	207,640	35,937	115,231	34,352	195,756	588,916	651,808
Total		19,041,899	13,784,660	10,796,767	30,486,149	25,512,508	99,621,983	91,241,539

Financial liabilities
Deposits from customers (b)	16	20,532,372	5,188,350	5,997,297	27,713,462	—	59,431,481	54,883,084
Securities issued	17	—	256,953	106,443	424,418	16,999,906	17,787,720	14,127,144
Deposits from banks	18	7,697,049	6,695,773	42,627	70,949	335,339	14,841,737	14,585,704
Derivative financial instruments	11	7,323	3,099	49	4,423	497	15,391	54,114
Borrowings and on-lending	19	1,812	175,269	208,666	453,897	84,847	924,491	817,495
Other liabilities (c)	22.b	—	—	34,575	73,062	—	107,637	118,550
Total		28,238,556	12,319,444	6,389,657	28,740,211	17,420,589	93,108,457	84,586,091

Asset/Liability Difference (d)		(9,196,657)	1,465,216	4,407,110	1,745,938	8,091,919	6,513,526	6,655,448
(a) Other financial assets consist substantially of advance payments on foreign exchange contracts, commissions and bonuses receivable, and premiums or discounts on financial asset transfer transactions;
(b) In general, fixed-term deposits (CDBs) are issued with an early liquidity clause, and the client (counterparty) can redeem them at any time. For disclosure purposes, CDBs are allocated according to the number of days remaining until maturity. However, for risk management purposes, considering both market risk and liquidity risk, a methodology (statistical behavior model) is used that focuses on allocating positions (CDBs) to a more likely maturity date;
(c) Composed of financial liabilities from leases, as per explanatory note 22.b.; and
(d) The observed mismatches stem from the different characteristics and contractual terms of the financial assets and liabilities, and do not necessarily represent limitations in the institution's effective liquidity position.

23

Notes to the interim condensed consolidated financial statement As of September 30,2026
e.Financial assets and liabilities using a current/non-current classification
The following table represents Inter&Co's financial assets and liabilities, segregated into current (expected to be realized within 12 months of the balance sheet date) and non-current (expected to be realized more than 12 months after the balance sheet date), taking into account their remaining contractual term at the date of the consolidated financial statements:

		09/30/2026
	Note	Current	Non-current	Total
Financial assets
Cash and cash equivalents	8	4,186,380	—	4,186,380
Amounts due from financial institutions, net of provisions for expected credit losses	9	4,954,638	—	4,954,638
Deposits at Central Bank of Brazil		8,825,330	—	8,825,330
Securities, net of provisions for expected credit losses	10	7,747,140	22,592,831	30,339,971
Derivative financial instruments	11	38,653	11,677	50,330
Loans and advances to customers, net of provisions for expected credit losses	12.a	17,512,377	33,164,041	50,676,418
Other assets (a)	15	358,808	230,108	588,916
Total		43,623,326	55,998,657	99,621,983

Financial liabilities
Deposits from customers (b)	16	31,718,019	27,713,462	59,431,481
Securities issued	17	363,396	17,424,324	17,787,720
Deposits from banks	18	14,435,449	406,288	14,841,737
Derivative financial instruments	11	10,471	4,920	15,391
Borrowings and on-lending	19	385,747	538,744	924,491
Other liabilities (c)	22.b	34,575	73,062	107,637
Total		46,947,657	46,160,800	93,108,457
(a) Other financial assets consist substantially of advance payments on foreign exchange contracts, commissions and bonuses receivable, and premiums or discounts on financial asset transfer transactions;
(b) In general, fixed-term deposits (CDBs) are issued with an early liquidity clause, and the client (counterparty) can redeem them at any time. For disclosure purposes, CDBs are allocated according to the number of days remaining until maturity. However, for risk management purposes, considering both market risk and liquidity risk, a methodology (statistical behavior model) is used that focuses on allocating positions (CDBs) to a more likely maturity date; and
(c) Composed of financial liabilities from leases, as per explanatory note 22.b.

		12/31/2025
	Note	Current	Non-current	Total
Financial assets
Cash and cash equivalents	8	3,801,513	—	3,801,513
Amounts due from financial institutions, net of provisions for expected credit losses	9	4,600,218	—	4,600,218
Deposits at Central Bank of Brazil		7,867,658	—	7,867,658
Securities, net of provisions for expected credit losses	10	5,336,220	23,674,103	29,010,323
Derivative financial instruments	11	58,915	—	58,915
Loans and advances to customers, net of provisions for expected credit losses	12.a	16,529,364	28,721,740	45,251,104
Other assets (a)	15	162,091	489,717	651,808
Total		38,355,979	52,885,560	91,241,539

Financial liabilities
Deposits from customers (b)	16	27,819,621	27,063,463	54,883,084
Securities issued	17	5,289,085	8,838,059	14,127,144
Deposits from banks	18	14,585,704	—	14,585,704
Derivative financial instruments	11	52,958	1,156	54,114
Borrowings and on-lending	19	285,089	532,406	817,495
Other liabilities (c)	22.b	4,633	113,917	118,550
Total		48,037,090	36,549,001	84,586,091
(a) Other financial assets consist substantially of advance payments on foreign exchange contracts, commissions and bonuses receivable, and premiums or discounts on financial asset transfer transactions;
(b) In general, fixed-term deposits (CDBs) are issued with an early liquidity clause, and the client (counterparty) can redeem them at any time. For disclosure purposes, CDBs are allocated according to the number of days remaining until maturity. However, for risk management purposes, considering both market risk and liquidity risk, a methodology (statistical behavior model) is used that focuses on allocating positions (CDBs) to a more likely maturity date; and
(c) Composed of financial liabilities from leases, as per explanatory note 22.b.

24

Notes to the interim condensed consolidated financial statement As of September 30,2026
f.Market risk
Market risk is defined as the possibility of losses resulting from fluctuations in the market values of positions held by the Institution and its subsidiaries, including the risks of operations subject to exchange rate variations, interest rates, stock prices, and commodity prices.
Market risk management aims primarily to support business areas by establishing processes and implementing the necessary tools for assessing and controlling related risks. This structure enables the measurement and monitoring of risk levels according to guidelines established by Management. Monitoring is carried out daily, with periodic follow-up conducted by the Assets and Liabilities Committee (ALCO). Market risk controls allow for the analytical evaluation of information and are in a constant process of improvement.
Measurement
Within the risk management process, Inter&Co classifies its operations, including derivative financial instruments, as follows:
•Trading book: This includes all transactions intended for trading before their contractual expiration or intended to hedge the trading portfolio and that are not subject to limitations on their negotiability.
•Banking book: This includes transactions not classified in the trading portfolio.
Aligned with best market practices, the Group manages its risks dynamically, seeking to identify, measure, evaluate, monitor, report, control, and mitigate market risk exposures from its own positions. One of the main evaluation tools is the value at risk (VaR) model, calculated using a parametric methodology, with a 99% confidence level and a 21-business-day time horizon.
The value-at-risk for the Trading Book positions are as follows:

Risk factor	09/30/2026	12/31/2025
Foreign currencies	19,465	18,740
Fixed rate	8,988	401
Stock prices	1,666	70
IPCA coupon (a)	1,141	5,370
USD coupon	753	5,734
Subtotal	32,013	30,315

Diversification effects (correlation)	14,417	12,270
Value-at-Risk	17,596	18,045
VaR over assets	0.02%	0.02%
(a) Price index coupon is composed of the risk factors IPCA (consumer price index calculated by IBGE - Brazilian Institute of Geography and Statistics) and IGPM (General Price Index - Market), calculated by Fundação Getulio Vargas (FGV).
The VaR of the banking portfolio are as follows:

Risk factor	09/30/2026	12/31/2025
IPCA coupon (a)	345,749	869,347
TR coupon (b)	48,747	34,499
Fixed rate	15,099	74,245
Others	98,585	294,141
Subtotal	508,180	1,272,232

Diversification effects (correlation)	120,677	325,523
Value-at-Risk	387,503	946,709
VaR over assets	0.36%	0.96%
(a) Price index coupon is composed of the risk factors IPCA (consumer price index calculated by IBGE - Brazilian Institute of Geography and Statistics) and IGPM (General Price Index - Market), calculated by Fundação Getulio Vargas (FGV); and
(b) The interest rate coupon is equivalent to the Reference Rate (TR) and is one of the components that define the profitability of savings and the FGTS (Service Time Guarantee Fund).

25

Notes to the interim condensed consolidated financial statement As of September 30,2026
i.Sensitivity analysis
To determine the sensitivity of the Group's economic value to market movements, the mark-to-market (MTM) delta of assets and liabilities was calculated in different scenarios, considering relevant risk factors, during the analyzed period. The results that would negatively affect the Group's positions are presented below:
•Scenario 1: applying shocks of 1 basis point to interest rates and a 1% variation to prices (foreign currencies and stocks), based on available market information;
•Scenario 2: shocks of 25% variation in market curves and prices; and
•Scenario 3: shocks of 50% variation in market curves and prices.
It should be noted that the impacts reflect a static view of the portfolio. Market dynamism and portfolio composition fluctuations mean that these positions change continuously, not necessarily reflecting the Group's future position. The Group has an ongoing process for monitoring market risk and, in the event of a deterioration in its position or portfolio, implements mitigating actions to minimize potential negative effects.

Exposures
Banking and Trading book	Scenarios					09/30/2026
Risk factor	Rate variation in scenario 1	Scenario 1	Rate variation in scenario 2	Scenario 2	Rate variation in scenario 3	Scenario 3
IPCA coupon (a)	increase	(6,359)	increase	(1,037,063)	increase	(1,857,704)
Fixed rate	increase	(851)	increase	(271,040)	increase	(507,768)
TR coupon (b)	increase	(594)	increase	(147,273)	increase	(254,396)
USD coupon	decrease	(40)	decrease	(8,015)	decrease	(16,339)
Others	decrease	(3,506)	decrease	(87,646)	decrease	(175,292)
(a) IPCA is a consumer price index calculated by the IBGE - Brazilian Institute of Geography and Statistics; and
(b) The Reference Rate (TR) is one of the components that determine the profitability of savings accounts and the FGTS (Severance Indemnity Fund).

Exposures
Banking and Trading book	Scenarios					12/31/2025
Risk factor	Rate variation in scenario 1	Scenario 1	Rate variation in scenario 2	Scenario 2	Rate variation in scenario 3	Scenario 3
IPCA coupon (a)	increase	(5,638)	increase	(914,806)	increase	(1,648,619)
Fixed rate	increase	(4,362)	increase	(1,379,571)	increase	(2,590,233)
TR coupon (b)	increase	(511)	increase	(122,128)	increase	(208,431)
USD coupon	decrease	(46)	decrease	(8,085)	decrease	(16,369)
Others	decrease	(2,554)	decrease	(63,843)	decrease	(127,687)
(a) IPCA is a consumer price index calculated by the IBGE - Brazilian Institute of Geography and Statistics; and
(b) The Reference Rate (TR) is one of the components that determine the profitability of savings accounts and the FGTS (Severance Indemnity Fund).
g.Operational risk
Policy
Inter considers the management of operational risks strategic for the success, transparency, and longevity of its business. The adoption of best practices is essential for sustainability and growth.
Operational risk management aims to identify, assess, and monitor risks, and is defined as the risk of losses resulting from inadequate or faulty internal processes, people, and systems, or external events. This definition includes legal risk, but excludes strategic and reputational risk.
Operational risk events can be classified into the following categories:
•Internal frauds;
•External frauds;
•Labor demands and poor workplace safety;
•Inappropriate practices relating to end users, customers, products and services;

26

Notes to the interim condensed consolidated financial statement As of September 30,2026
•Damage to physical assets owned or used by the institution;
•Situations that lead to the interruption of the institution's activities or the discontinuation of services provided, including payments;
•Failures in information technology (IT) systems, processes or infrastructure; and
•Failures in the execution, meeting deadlines, or management of the institution's activities, including those related to payment arrangements.
For payment activities, the clauses include:
I - failures in the protection and security of sensitive data related to both end-user credentials and other information exchanged for the purpose of carrying out payment transactions;
II - failures in the identification and authentication of the end user in a payment transaction;
III - failures in the authorization of payment transactions; and
IV - failures in initiating payment transactions.
Inter adopts the management model of the three lines of defense in light of its size, business model and risk appetite.
Operational Risk Management
The operational risk management structure, including technological and cyber risks, promotes an organizational culture focused on prevention and effective risk management. This approach encompasses both a forward-looking view to anticipate future risks and a historical perspective to analyze trends and patterns of losses.
These procedures are supported by market tools, best practices based on international frameworks, a Risk Appetite Statement (RAS) approved by the Board of Directors, as well as a system of internal controls, independently assessed for their effectiveness and execution, in order to ensure compliance with the risk appetite limits defined by the Company.
7.Fair value of financial assets and liabilities
Financial instruments are classified into the following measurement categories:
•Fair value through profit or loss (FVTPL);
•Fair value through other comprehensive income (FVOCI); and
•Amortized cost.
The measurement of the fair value of a financial asset or liability is classified into one of three approaches based on the type of information used for valuation, known as fair value hierarchy levels:
•Level 1 – Includes financial instruments whose fair values are based on quoted (unadjusted) prices in active markets for identical assets or liabilities.
An active market is one in which transactions for the measured asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
•Level 2 – It includes assets and liabilities that do not have prices directly available in active markets, and are priced using conventional or internal models.
The methodology used for measuring financial assets and liabilities classified as "Level 2" employs observable information for the asset or liability at market: (i) quoted prices of similar items in an active market; (ii) identical items in an inactive market; or (iii) other information extracted from related markets.
•Level 3 – It utilizes unobservable information for the asset or liability, allowing the application of internal models and techniques.

27

Notes to the interim condensed consolidated financial statement As of September 30,2026
The following table presents the composition of financial instruments according to their accounting classification: fair value through profit or loss (FVPL), fair value through other comprehensive income (FVOCI), and amortized cost. It also shows the carrying amounts and fair values of the financial instruments, including their levels in the fair value hierarchy. Inter does not include fair value information for financial assets and liabilities when the carrying amount is a reasonable approximation of fair value.
a.Fair value through profit or loss (FVTPL) - Hierarchy Levels

	09/30/2026
Financial assets	Level 1	Level 2	Level 3	Fair Value
Investment funds shares	189,546	812,754	—	1,002,300
Bonds and shares issued by non-financial companies	—	926,841	—	926,841
Brazilian government securities	778,442	—	—	778,442
Securities issued by financial institutions	—	48,547	—	48,547
Securities issued abroad	1,774	—	—	1,774
Derivative financial instruments	—	50,330	—	50,330
Total	969,762	1,838,472	—	2,808,234

Financial liabilities
Derivative financial instruments	—	15,391	—	15,391
Total	—	15,391	—	15,391

	12/31/2025
Financial assets	Level 1	Level 2	Level 3	Fair Value
Investment funds shares	258,625	280,559	—	539,184
Bonds and shares issued by non-financial companies	—	297,752	—	297,752
Brazilian government securities	485,596	—	—	485,596
Securities issued by financial institutions	—	672,512	—	672,512
Securities issued abroad	29,148	—	—	29,148
Derivative financial instruments	—	58,915	—	58,915
Total	773,370	1,309,738	—	2,083,108

Financial liabilities
Derivative financial instruments	—	54,114	—	54,114
Total	—	54,114	—	54,114
b.Fair value through other comprehensive income (FVOCI) - Hierarchy Levels

	09/30/2026
Financial assets	Level 1	Level 2	Level 3	Fair Value
Brazilian government securities	19,030,277	—	—	19,030,277
Securities issued abroad	—	5,636,681	—	5,636,681
Bonds and shares issued by non-financial companies	—	818,580	—	818,580
Securities issued by financial institutions	—	222,119	—	222,119
Total	19,030,277	6,677,380	—	25,707,657

	12/31/2025
Financial assets	Level 1	Level 2	Level 3	Fair Value
Brazilian government securities	20,298,248	—	—	20,298,248
Securities issued abroad	993,494	2,741,439	—	3,734,933
Bonds and shares issued by non-financial companies	—	581,390	—	581,390
Securities issued by financial institutions	—	107,671	—	107,671
Total	21,291,742	3,430,500	—	24,722,242

28

Notes to the interim condensed consolidated financial statement As of September 30,2026
c.Financial instruments that are not measured at fair value - Hierarchy Levels
The table below shows the book and fair values of financial instruments that were not presented at fair value in the balance sheet, as well as their categorization by hierarchical levels.

	09/30/2026
Financial Assets	Level 1	Level 2	Level 3	Fair Value	Book Value
Loans and advances to customers, net of provisions for expected credit losses	—	—	49,972,439	49,972,439	50,676,418
Amounts due from financial institutions, net of provisions for expected credit losses	—	—	4,954,104	4,954,104	4,954,638
Deposits at Central Bank of Brazil	—	—	—	8,825,330	8,825,330
Cash and cash equivalents	—	—	—	4,186,380	4,186,380
Securities	683,540	575,061	504,297	1,762,898	1,874,410
Total	683,540	575,061	55,430,840	69,701,151	70,517,176

Financial Liabilities
Deposits from customers	—	59,461,391	—	59,461,391	59,431,481
Securities issued	—	17,796,992	—	17,796,992	17,787,720
Deposits from banks	—	14,841,877	—	14,841,877	14,841,737
Borrowings and on-lending	—	924,491	—	924,491	924,491
Total	—	93,024,751	—	93,024,751	92,985,429

	12/31/2025
Financial Assets	Level 1	Level 2	Level 3	Fair Value	Book Value
Loans and advances to customers, net of provisions for expected credit losses	—	—	45,007,406	45,007,406	45,251,104
Amounts due from financial institutions, net of provisions for expected credit losses	—	—	4,595,148	4,595,148	4,600,218
Deposits at Central Bank of Brazil	—	—	—	7,867,658	7,867,658
Cash and cash equivalents	—	—	—	3,801,513	3,801,513
Securities	1,184,277	405,523	558,471	2,148,271	2,263,888
Total	1,184,277	405,523	50,161,025	63,419,996	63,784,381

Financial Liabilities
Deposits from customers	—	54,911,778	—	54,911,778	54,883,084
Securities issued	—	14,174,392	—	14,174,392	14,127,144
Deposits from banks	—	14,585,740	—	14,585,740	14,585,704
Borrowings and on-lending	—	817,495	—	817,495	817,495
Total	—	84,489,405	—	84,489,405	84,413,427
Loans and advances to customers, Amounts due from financial institutions, net of provision: Fair value is estimated for groups of loans with similar financial and risk characteristics, net of provision. It is calculated by discounting the projected cash flows of principal and interest to maturity, using a rate proportional to the risk associated with the estimated cash flows. The assumptions related to cash flows and discount rates are determined using market-available information and credit risk assessments associated with the customers.
Required reserves at the Central Bank of Brazil and cash and cash equivalents: The carrying amount of these instruments approximates their fair value.
Brazilian government bonds: Market-quoted prices are the best indicators of the fair values of these financial instruments.

29

Notes to the interim condensed consolidated financial statement As of September 30,2026
Securities and Bonds Issued Abroad: Market-quoted prices are the best indicators of the fair values of these financial instruments, and can be priced using conventional or internal models, with inputs obtained directly or constructed from observations of active markets, or even generated by statistical and mathematical models.
Deposits from customers, deposits from banks and issued securities: These are calculated by discounting the estimated cash flows using market interest rates.
During the period ended September 30, 2026, there was no change in the measurement method for financial instruments that resulted in the reclassification of financial assets and liabilities between different levels of the fair value hierarchy.
8.Cash and cash equivalents

	09/30/2026	12/31/2025
Cash and equivalents in foreign currency	1,803,098	2,891,189
Cash and equivalents in national currency	337,078	247,183
Reverse repurchase agreements (a)	2,046,204	663,141
Total	4,186,380	3,801,513
(a) This refers to transactions whose maturities, at the time of application, were equal to or less than 90 days and present an insignificant risk of change in fair value. Due to the short term and low volatility of these financial instruments, no provision for losses was established, since the credit risk is considered minimal and there is no expectation of significant variations in market value until maturity.
9.Amounts due from financial institutions, net of provisions for expected credit losses

	09/30/2026	12/31/2025
Loans to financial institutions (a)	4,251,280	4,313,571
Interbank deposit investments	376,066	267,305
Interbank on-lending	328,290	20,553
Expected credit loss (a)	(998)	(1,211)
Total	4,954,638	4,600,218
(a) It refers essentially to the anticipation of receivables and amounts to be received from card issuers, net of expected losses.

30

Notes to the interim condensed consolidated financial statement As of September 30,2026
10.Securities, net of provisions for expected credit losses
a.Composition of securities net of expected credit losses:

	09/30/2026	12/31/2025
Fair value through other comprehensive income - FVOCI
Financial treasury bills	11,728,593	12,088,911
Securities issued abroad	5,636,681	3,734,933
National treasury notes	3,688,500	3,803,839
National treasury bills	3,613,184	4,405,497
Commercial promissory notes	502,872	562,765
Certificates of real estate receivables	247,500	69,351
Fixed-term deposit with special guarantee	222,119	—
Debentures	35,807	18,626
Certificates of agricultural receivables	32,401	38,320
Subtotal	25,707,657	24,722,242

Amortized cost
National treasury notes	713,228	704,788
Securities issued abroad	574,960	405,523
Rural product bill	505,985	557,229
National treasury bills	62,138	596,348
Financial treasury bills	17,998	—
Bank deposit certificates	101	—
Subtotal	1,874,410	2,263,888

Fair value through profit or loss - FVTPL
Investment fund shares	1,002,300	539,184
Financial treasury bills	559,000	483,983
Certificates of real estate receivables	531,429	496,569
National Treasury Financial Bills	219,072	—
Debentures	139,191	137,024
Commercial promissory notes	131,089	160,728
Certificates of agricultural receivables	125,135	122,382
Agribusiness credit bills	29,083	5,535
Others private securities	19,461	48,026
Others public securities	2,144	30,762
Subtotal	2,757,904	2,024,193

Total	30,339,971	29,010,323
As of September 30, 2026, the expected loss on securities totaled R$42,023, broken down as follows: R$35,274 (83.9%) in stage 1, R$192 (0.5%) in stage 2, and R$6,557 (15.6%) in stage 3. As of December 31, 2025, the expected loss totaled R$46,717, broken down as follows: R$28,259 (60.5%) in stage 1, R$4,981 (10.7%) in stage 2, and R$13,477 (28.8%) in stage 3.
Inter&Co classifies R$26,815,849 (88.4%) of the portfolio as low credit risk, mainly due to the predominance of Federal Government Bonds (Brazil and Abroad). For this reason, no provisions for expected credit loss are made on this portion (As of December 31, 2025, it totaled R$26,253,904 (90.5%)).
The remaining R$3,524,122 (11.6%) of the portfolio corresponds to assets that have inherent credit risk, and therefore are subject to evaluation for the establishment of provisions (As of December 31, 2025, it totaled R$2,756,419 (9.5%)).

31

Notes to the interim condensed consolidated financial statement As of September 30,2026
Credit risk securities are classified as follows: R$3,451,837 (97.9%) in stage 1, R$13,287 (0.4%) in stage 2 and R$58,998 (1.7%) in stage 3 (As of December 31, 2025, they were classified as: R$2,662,601 (96.5%) in stage 1, R$75,862 (2.8%) in stage 2 and R$17,956 (0.7%) in stage 3).
b.Breakdown of the carrying amount of securities by maturity, net of provisions for expected credit losses

	09/30/2026
	Up to 3 months	3 months to 1 year	1 year to 3 years	From 3 to 5 years	Above 5 years	Book value
Fair value through other comprehensive income - FVOCI	4,682,719	1,682,384	12,971,875	4,427,704	1,942,975	25,707,657
Financial treasury bills	—	39,466	8,917,919	2,525,040	246,168	11,728,593
Securities issued abroad	4,572,775	—	1,063,906	—	—	5,636,681
National treasury notes	—	1,049,563	230,666	1,026,368	1,381,903	3,688,500
National treasury bills	109,944	526,850	2,409,091	567,299	—	3,613,184
Commercial promissory notes	—	44,293	129,174	292,104	37,301	502,872
Certificates of real estate receivables	—	—	—	2,280	245,220	247,500
Fixed-term deposit with special guarantee	—	22,212	199,907	—	—	222,119
Debentures	—	—	9,929	14,613	11,265	35,807
Certificates of agricultural receivables	—	—	11,283	—	21,118	32,401

Amortized cost	150,617	99,484	807,794	644,974	171,541	1,874,410
National treasury notes	—	—	—	541,687	171,541	713,228
Securities issued abroad	129,815	—	445,145	—	—	574,960
Rural product bill	20,802	99,484	282,513	103,186	—	505,985
National treasury bills	—	—	62,138	—	—	62,138
Financial treasury bills	—	—	17,998	—	—	17,998
Bank deposit certificates	—	—	—	101	—	101

Fair value through profit or loss - FVTPL	1,059,189	72,747	476,532	428,969	720,467	2,757,904
Investment fund shares	1,002,300	—	—	—	—	1,002,300
Financial treasury bills	—	63,655	289,295	90,696	115,354	559,000
Certificates of real estate receivables	—	543	46,180	208,545	276,161	531,429
National treasury bills	55,875	—	—	—	163,197	219,072
Debentures	—	1	4,245	22,520	112,425	139,191
Commercial promissory notes	—	—	80,558	50,531	—	131,089
Certificates of agricultural receivables	14	38	26,039	52,158	46,886	125,135
Agribusiness credit bills	159	1,350	27,569	5	—	29,083
Others private securities	841	5,386	2,646	4,514	6,074	19,461
Others public securities	—	1,774	—	—	370	2,144
Total	5,892,525	1,854,615	14,256,201	5,501,647	2,834,983	30,339,971
Securities classified as FVOCI are presented at fair value without provision for impairment losses.

32

Notes to the interim condensed consolidated financial statement As of September 30,2026

	12/31/2025
	Up to 3 months	3 months to 1 year	1 year to 3 years	From 3 to 5 years	Above 5 years	Book value
Fair value through other comprehensive income - FVOCI	1,001,238	3,226,917	8,905,899	4,130,580	7,457,608	24,722,242
Financial treasury bills	7,053	17,979	5,560,970	1,766,182	4,736,727	12,088,911
National treasury bills	—	426,846	1,052,186	934,293	1,992,172	4,405,497
National treasury notes	—	2,045	1,963,930	1,297,121	540,743	3,803,839
Securities issued abroad	992,815	2,742,118	—	—	—	3,734,933
Commercial promissory notes	488	—	297,608	104,056	160,613	562,765
Certificates of real estate receivables	220	32,543	19,344	5,589	11,655	69,351
Certificates of agricultural receivables	446	568	11,568	10,040	15,698	38,320
Debentures	216	4,818	293	13,299	—	18,626

Amortized cost	93,279	222,697	1,323,217	624,695	—	2,263,888
National treasury notes	—	—	185,700	519,088	—	704,788
National treasury bills	—	—	540,540	55,808	—	596,348
Rural product bill	93,279	222,697	191,454	49,799	—	557,229
Securities issued abroad	—	—	405,523	—	—	405,523

Fair value through profit or loss - FVTPL	618,372	173,717	574,396	387,007	270,701	2,024,193
Investment fund shares	539,184	—	—	—	—	539,184
Certificates of real estate receivables	35	151,933	55,605	138,836	150,160	496,569
Financial treasury bills	43,260	543	388,952	51,228	—	483,983
Commercial promissory notes	—	—	25,081	135,647	—	160,728
Debentures	124	1,869	45,150	25,035	64,846	137,024
Certificates of agricultural receivables	264	2,618	40,987	30,395	48,118	122,382
Agribusiness credit bills	323	1,215	3,990	7	—	5,535
Others private securities	6,034	15,507	14,555	5,784	6,146	48,026
Others	29,148	32	76	75	1,431	30,762
Total	1,712,889	3,623,331	10,803,512	5,142,282	7,728,309	29,010,323
11.Derivative financial instruments
Inter&Co engages in derivatives trading to meet its own needs and those of its clients, aiming to reduce exposure to market risks, exchange rate fluctuations, and interest rate variations.
These operations encompass various types of derivatives, such as forward contracts, futures, swaps, options, and credit derivatives.
Forward contracts: They are traded over-the-counter, where the buying or selling of financial or non-financial instruments takes place on a specific future date, at a pre-agreed price.
The main objective of using forward contracts is to mitigate market risks arising from Inter's exposure and to meet client demands. Forward contracts involve the purchase or sale of a specific asset based on a pre-agreed price, with settlement on a future date.
Futures contracts: These are standardized contracts, traded on the stock exchange, that establish the purchase or sale of financial or non-financial instruments on a future date, at a fixed price.
The Group's objective in using futures contracts is to mitigate: (i) risks arising from exchange rate-linked exposures, including investments abroad; and (ii) risks arising from the mismatch between interest rates on active positions and funding rates.
Swap contracts: These are contracts that involve the exchange of cash flows or returns between two parties over a specified period, based on various benchmark rates (such as interest rates, exchange rates, or commodity prices).

33

Notes to the interim condensed consolidated financial statement As of September 30,2026
The swaps were carried out to mitigate the market risk associated with the mismatch between the benchmark rates of the mortgage loan portfolio and the funding portfolio.
Options contracts: These are contracts that grant the acquirer, through the payment of a premium, the right to buy or sell financial or non-financial assets/liabilities at a predetermined value during a specified period.
a.Derivative financial instruments – (fair value)

	Assets		Liabilities
	09/30/2026	12/31/2025	09/30/2026	12/31/2025
Swap	6,705	286	382	1,209
Options	5,876	11	5,775	8

Futures contracts	27,499	54,575	6,774	3,824
Forward Contracts	10,250	4,043	2,460	49,073
Total	50,330	58,915	15,391	54,114
Derivatives include BM&F transactions maturing in D+1.

34

Notes to the interim condensed consolidated financial statement As of September 30,2026
b.Derivative financial instruments - (notional, index and term)

	Up to 3 months	3 months to 1 year	1 year to 3 years	3 years to 5 years	Above 5 years	09/30/2026	12/31/2025
Swap contracts	30,000	29,367	29,708	24,375	—	113,450	56,335
Interbank Market	30,000	8,842	29,708	15,875	—	84,425	31,639
Foreign Currency	—	15,023	—	8,500	—	23,523	19,194
Pre (CDS)	—	5,502	—	—	—	5,502	5,502

Buy Positions	798,702	251,747	—	—	—	1,050,449	737,563
Options contracts	4,131	2,649	—	—	—	6,780	1,982
By Put Options	4,131	2,649	—	—	—	6,780	1,982

Future contracts	668,750	171,753	—	—	—	840,503	476,400
Foreign Currency	310,546	—	—	—	—	310,546	44,065
Currency Exchange Rate Coupon	183,493	2,498	—	—	—	185,991	129,432
Interbank Market	174,711	169,255	—	—	—	343,966	302,903

Forward contracts	125,821	77,345	—	—	—	203,166	259,181
Foreign Currency	125,821	77,345	—	—	—	203,166	259,181

Sales Positions	2,222,368	3,330,124	4,729,660	2,762,162	3,637,420	16,681,734	16,185,260
Options contracts	4,014	2,471	—	—	—	6,485	1,870
Sell Put Option	4,014	2,471	—	—	—	6,485	1,870

Future contracts	2,122,000	3,310,660	4,729,660	2,762,162	3,637,420	16,561,902	15,120,824
IPCA Coupon	—	2,494,948	3,639,012	2,293,173	3,338,133	11,765,266	7,907,081
Interbank Market	219,409	559,084	1,090,648	468,989	299,287	2,637,417	4,085,737
Foreign Currency	1,687,746	—	—	—	—	1,687,746	2,793,673
Currency Exchange Rate Coupon	214,845	256,628	—	—	—	471,473	334,333

Forward contracts	96,354	16,993	—	—	—	113,347	1,062,566
Foreign Currency	96,354	16,993	—	—	—	113,347	1,062,566

Total	3,051,070	3,611,238	4,759,368	2,786,537	3,637,420	17,845,633	16,979,158
c.Types of margin offered as collateral for derivative financial instruments
The value of the margins given as collateral was R$ 3,689,002 (R$ 3,204,286 as of December 31, 2025), consisting mainly of government bonds.
d.Hedge accounting - exposure
Inter&Co employs a risk management strategy through hedging operations, aiming to mitigate exposure to interest rates, exchange rate fluctuations, and cash flows. To more accurately reflect the economic results of these strategies in the financial statements, the results are presented using a hedge accounting approach, conducted in accordance with the strategy and purpose of the framework, which may be: (i) Cash Flow Hedge, (ii) Fair Value Hedge, and (iii) Net Foreign Investment Hedge.
In this context, part of the result of the structure may be recognized directly in the income statement or in Other Comprehensive Income in Equity, net of tax effects, being transferred to the income statement in case of ineffectiveness or liquidation of the hedging structure.

35

Notes to the interim condensed consolidated financial statement As of September 30,2026
In hedge accounting, risk factor groups include:
• Interest Rate: Risk of loss in transactions subject to interest rate fluctuations.
• Exchange Rate: Risk of loss in transactions and/or investments subject to exchange rate fluctuations.
The structures designated for risk factor groups are implemented considering the risks in their entirety, when compatible hedging instruments exist. By decision of Management, in some cases, the risks are protected by the term and risk factor limit of the hedging instrument.
Derivatives are used to protect the cash flows and fair value of the instruments designated as the hedged item.
Hedging relationships are established with the objective of reducing volatility arising from exposures to financial risks identified by the Institution. The evaluation, monitoring, and measurement of the effectiveness of these relationships are conducted by the Risk area, which continuously monitors the evolution of the hedged exposures. Risk management is carried out through the continuous evaluation of the economic relationship between hedging instruments and their respective hedged assets, with the expectation that the value variations resulting from the hedged risks, in the instruments and the assets, will exhibit opposite and proportionally equivalent behaviors. In this way, the aim is for the effects of the hedged exposures to be offset by the variations in the hedging instruments, mitigating the Institution's exposure to the identified risk factors.
Inter&Co maintains individual and portfolio hedging strategies, encompassing sets of managed positions based on common risks. Whenever necessary, hedging relationships are evaluated to ensure that the designated instruments continue to adequately reflect the risk management strategy and underlying economic exposures.

36

Notes to the interim condensed consolidated financial statement As of September 30,2026

i.Cash Flow Hedge
Inter&Co Inc. carried out a cash flow hedge operation to protect securities issued abroad, which began on September 25, 2025, and ended on March 19, 2026. The hedge reserve of R$1,067, which was allocated to Other Comprehensive Income, was reclassified to the period's profit or loss.
Cash flow hedging operations are designed to mitigate Inter&Co's exposure to exchange rate fluctuations associated with future cash flows from government bonds issued abroad. These instruments form part of Inter&Co's market risk management strategy, aiming to reduce the volatility of results and preserve the predictability of cash flows arising from these assets.
The hedged items correspond to securities issued abroad whose cash flows are exposed to exchange rate fluctuations. The hedged risk refers specifically to the exchange rate variation affecting the expected future cash flows of these financial instruments.
As hedging instruments, Inter&Co uses Non-Deliverable Forward (NDF) contracts, through which it seeks to neutralize, totally or partially, the impacts of exchange rate fluctuations on the cash flows of the hedged items. Hedging relationships are formally documented on the date of their designation, and their effectiveness is periodically evaluated in accordance with applicable accounting requirements and internal risk management practices.
The main potential sources of ineffectiveness in cash flow hedging relationships stem from differences in maturity or volume between the cash flows of the hedged items and those of the hedging instruments, changes in the expected settlement dates of the hedged flows, and changes in the credit risk of counterparties or Inter itself, which may affect the pricing of derivatives. Additionally, any mismatches between the terms of NDF contracts and the characteristics of the cash flows of the hedged securities, including differences in maturity, benchmark rates, or notional amounts, may generate accounting ineffectiveness. Inter&Co continuously monitors these exposures through periodic effectiveness assessments, seeking to ensure that the economic relationship between the hedging instruments and the hedged items remains consistent with the established risk management objectives.
The table below presents the effects of the hedge accounting on the financial position and financial performance of Inter&Co:

37

Notes to the interim condensed consolidated financial statement As of September 30,2026

	Hedging Instruments (a)							Hedged Item
Strategy	Nominal amount	Carrying amount (b)	Changes in the value of the hedging instrument recognized in OCI	Hedge ineffectiveness recognized in statements of income	Hedge costs recognized in OCI	Amount reclassified from the hedge reserve to statements of income	Amount reclassified from the hedge costs reserve to statements of income	Changes in fair value used for calculating hedge ineffectiveness	Hedge costs reserve (c)	Cash flow hedge reserve (c)	Balances remaining in the cash flow reserve from hedging relationships for which hedge accounting is no longer applied
As of September 30, 2026	—	—	39,659	648	—	—	17,906	(39,011)	—	—	—
Securities issued abroad	—	—	39,659	648	—	—	17,906	(39,011)	—	—	—

As of September 30, 2025	1,272,457	(13,485)	21,720	(6,523)	(14,883)	—	(1,585)	(28,243)	(16,469)	—	—
Securities issued abroad	1,272,457	(13,485)	21,720	(6,523)	(14,883)	—	(1,585)	(28,243)	(16,469)	—	—
(a) The hedging instrument used is NDFs (Non-Deliverable Forwards). The hedged item consists of government bonds issued abroad, considered low-risk, with varying maturities and without periodic interest payments. This group designates only the variations in the fair value of the spot component of foreign exchange forward contracts with a hedging instrument in cash flow hedging relationships. The variations in the fair value of the forward component of such contracts are accounted for separately as hedging costs and recognized in Other Comprehensive Income;
(b) The instrument is being presented in the line item "derivative financial assets" of the balance sheet. The effect of the result is demonstrated in the line item "income from securities, derivatives and foreign exchange" of the consolidated income statements; and
(c) Cash flow hedge reserves represent the accumulated amount related to changes in the instrument reclassified to OCI since the inception of the hedge accounting framework.

ii.Fair Value Hedge
Fair value hedges are designed to mitigate exposure to changes in fair value attributable to the interest rate risk component of the credit portfolios (SIAPE, Home Equity, FGTS, SFH, Mortgage loan and INSS) and of Real Estate Receivables Certificates (CRI). The items designated as hedged correspond to these financial assets, while the hedged risk refers to changes in their fair value resulting from movements in market interest rates. As hedging instruments, Inter&Co uses index futures contracts traded on the B3. Inter&Co periodically evaluates the effectiveness of hedging relationships to ensure that changes in the fair value of the hedging instruments compensate, within the established parameters, for variations observed in the hedged items.
Potential sources of ineffectiveness include differences between the terms of index futures contracts and the characteristics of the hedged assets, especially regarding maturity dates and indexation bases. They also include interest rate behavior and the deterioration of the loan portfolio. Additionally, specific pricing factors for assets linked to credit rates and real estate receivables certificates (CRIs), factors not directly related to the interest rate derivatives used in the hedging relationship, can generate fair value fluctuations not compensated by the hedging instruments. Although the instruments are structured to maintain an economic relationship with the hedged items, such differences may result in the recognition of ineffectiveness in the outcome. Inter&Co continuously monitors the effectiveness of these relationships to ensure their alignment with the established risk management objectives.
The table below presents the effects of the hedge accounting on the financial position and financial performance of Inter&Co:

38

Notes to the interim condensed consolidated financial statement As of September 30,2026

	Hedging Instruments				Hedged Item (c)
Strategy	Nominal amount	Carrying amount	Changes in fair value used for calculating hedge ineffectiveness	Hedge ineffectiveness recognized in statements of income	Carrying amount	Adjustment to gross fair value recorded in the statement of income	Accumulated amount of fair value hedge adjustments on the hedged item
As of September 30, 2026	12,950,348	5,524	(94,303)	(598)	12,960,769	93,705	(132,162)
Credit operation hedging (a)	1,737,971	(886)	(2,777)	23	1,737,919	2,800	(50,499)
Hedge of mortgage lending transactions (b)	11,212,377	6,410	(91,526)	(621)	11,222,850	90,905	(81,663)

As of September 30, 2025	9,740,794	44,453	(96,960)	2,632	9,740,794	99,593	(332,854)
Credit operation hedging (a)	3,129,830	(23)	(126,263)	(929)	3,129,830	125,334	(90,438)
Hedge of mortgage lending transactions (b)	6,610,964	44,476	29,303	3,561	6,610,964	(25,741)	(242,416)
(a) The hedging instrument used is the DI Future Rate. The hedge covers loan portfolios, including early withdrawal of FGTS (Brazilian employee severance fund) and payroll loans;
(b) The hedging instrument used is the DAP (IPCA Coupon). The hedged item covers a firm commitment to purchase and stock of Real Estate Receivables Certificates; and
(c) The item is presented under the heading "loans and advances to customers, net of provisions for expected losses," and the instrument is presented under the heading "derivative financial instruments" in the balance sheet. The effect of the result is shown in the net interest income section of the consolidated income statement.

iii.Foreign Investment Hedge
Foreign net investment hedging operations are designed to mitigate Inter&Co's exposure to exchange rate fluctuations arising from investments made in subsidiaries located abroad. This strategy aims to reduce the impact on consolidated equity of exchange rate fluctuations affecting investments held in foreign currencies.
The hedged items correspond to the net investments held in these subsidiaries, with the hedged risk substantially represented by the exchange rate variation resulting from the conversion of these investments into Inter&Co's functional currency. For hedging purposes, currency futures contracts traded on the B3 are used, which are formally designated as hedging instruments.
Hedging relationships are documented at the time of their designation, and their effectiveness is evaluated periodically in accordance with applicable accounting and regulatory requirements, as well as Inter&Co's internal risk management policies.
Potential sources of ineffectiveness include differences between the value of net investments held in foreign subsidiaries and the notional value of currency futures contracts designated as hedging instruments. These differences may arise from capital contributions, reductions, retained earnings, or other movements that impact the value of the hedged investments. Additionally, exchange rate fluctuations associated with components not included in the hedging relationship and potential maturity mismatches may result in the recognition of ineffectiveness. Although hedging instruments are structured to maintain an economic relationship with the net investments hedging, residual differences may affect the degree of compensation between the hedging instruments and the hedged items. Inter&Co continuously monitors these hedging relationships to ensure their alignment with the risk management strategy and applicable accounting requirements.

39

Notes to the interim condensed consolidated financial statement As of September 30,2026
The table below presents the effects of the hedge accounting on the financial position and financial performance of Inter&Co:

	Hedging Instruments (a)						Hedged Item
Strategy	Nominal amount	Carrying amount (b)	Changes in the value used for calculating hedge ineffectiveness for the period	Changes in the value of the hedging instrument recognized in OCI	Ineffectiveness of the hedge	Amount reclassified from the hedge reserve to statements of income	Changes in fair value used for calculating hedge ineffectiveness	Foreing currency translation reserve (c)	Balances remaining in the foreing currency translation reserve from hedging relationships for which hedge accounting is no longer applied
As of September 30, 2026	1,351,454	13,009	60,554	29,156	(508)	—	(61,062)	(36,465)	—
Investments abroad (a)	1,351,454	13,009	60,554	29,156	(508)	—	(61,062)	(36,465)	—

As of September 30, 2025	1,196,457	921	185,383	174,927	704	—	(184,679)	15,390	—
Investments abroad (a)	1,196,457	921	185,383	174,927	704	—	(184,679)	15,390	—
(a) The hedging instrument used is the dollar futures contract. The hedged item is the investments in subsidiaries (Inter Tecnologia e Serviços Financeiros, Cayman Branch, Inter&Co Payments, US Branch and Inter US Holding) abroad;
(b) The instrument is being presented in the line item "derivative financial assets" of the balance sheet. The effect of the result is shown in the line item "results from securities, derivatives and foreign exchange" of the consolidated income statements; and
(c) Foreign currency conversion reserves represent the accumulated amount related to changes in the instrument reclassified to OCI since the inception of the hedging accounting framework.

40

Notes to the interim condensed consolidated financial statement As of September 30,2026
iv.Reconciliation of hedge components
The following table presents the reconciliation of hedge reserves recognized in equity, highlighting the movements that occurred during the period related to cash flow hedging and net foreign investment hedging transactions. These movements include fair value adjustments recognized in Other Comprehensive Income, reclassifications to profit or loss, and the respective tax effects, in accordance with the criteria applicable to hedge accounting.

Balance as of December 31, 2025	61,744

Cash Flow Hedge
Hedge Instrument - Effective Portion (a)	17,906
Tax effect (a)	(8,057)

Hedging Net Investments in a Foreign Subsidiary
Exchange rate variation of foreign investment	(61,062)
Hedge Instrument - Effective Portion (a)	52,861
Value reclassified from the reserve to result (a)	(23,705)
Tax effect (a)	(24,230)

Balance as of September 30, 2026	15,457
(a) Presented in the Statement of Changes in Equity as "Gains and losses - Hedge".

12.Loans and advances to customers, net of provisions for expected credit losses
a.Breakdown of balance

	09/30/2026		12/31/2025
Real estate loans	19,898,047	36.47%	16,194,722	33.56%
Credit card	16,508,101	30.26%	15,262,178	31.63%
Personal loans (a)	12,964,970	23.77%	12,113,979	25.11%
Business loans	4,692,030	8.60%	4,293,595	8.90%
Agribusiness loans	491,094	0.90%	386,706	0.80%
Total	54,554,242	100.00%	48,251,180	100.00%

Provision for expected credit losses	(3,877,824)		(3,000,076)

Net balance	50,676,418		45,251,104
(a) In August 2026, Banco Inter securitized approximately R$500 million in FGTS credit rights through the 27th debenture issuance of Travessia Securitizadora. Inter&Co maintains the recognition of these operations as credit operations, considering the substantial retention of the risks and benefits of the underlying assets.

41

Notes to the interim condensed consolidated financial statement As of September 30,2026
b.Analysis of changes in loans and advances to customers by stage

Stage 1	Opening balance at 01/01/2026	Transfer to Stage 2	Transfer to Stage 3 (a)	Transfer from Stage 2	Transfer from Stage 3 (a)	Write-off for loss	Net change	Ending balance at 09/30/2026	Ending balance at 12/31/2025
Real estate loans	14,721,707	(554,934)	(319,219)	198,819	48,657	—	3,901,200	17,996,230	14,721,707
Credit card	13,238,719	(738,099)	(1,545,670)	27,274	60	—	2,877,471	13,859,755	13,238,719
Personal loans	11,054,648	(196,505)	(406,461)	28,631	55,564	—	719,040	11,254,917	11,054,648
Business loans	4,197,477	(41,726)	(71,091)	6,738	74	—	429,072	4,520,544	4,197,477
Agribusiness loans	386,706	(602)	—	—	—	—	104,388	490,492	386,706
Total	43,599,257	(1,531,866)	(2,342,441)	261,462	104,355	—	8,031,171	48,121,938	43,599,257

Stage 2	Opening balance at 01/01/2026	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Write-off for loss	Net change	Ending balance at 09/30/2026	Ending balance at 12/31/2025
Real estate loans	806,484	(198,819)	(229,565)	554,934	96,350	—	(40,440)	988,944	806,484
Credit card	592,708	(27,274)	(430,336)	738,099	519	—	(88,081)	785,635	592,708
Personal loans	235,988	(28,631)	(121,783)	196,505	29,660	—	88,102	399,841	235,988
Business loans	45,943	(6,738)	(22,935)	41,726	3,600	—	(981)	60,615	45,943
Agribusiness loans	—	—	—	602	—	—	—	602	—
Total	1,681,123	(261,462)	(804,619)	1,531,866	130,129	—	(41,400)	2,235,637	1,681,123

Stage 3	Opening balance at 01/01/2026	Transfer to Stage 1 (a)	Transfer to Stage 2	Transfer from Stage 1 (a)	Transfer from Stage 2	Write-off for loss	Net change	Ending balance at 09/30/2026	Ending balance at 12/31/2025
Real estate loans	666,531	(48,657)	(96,350)	319,219	229,565	(18,958)	(138,477)	912,873	666,531
Credit card	1,430,751	(60)	(519)	1,545,670	430,336	(1,419,367)	(124,100)	1,862,711	1,430,751
Personal loans	823,343	(55,564)	(29,660)	406,461	121,783	(385,194)	429,043	1,310,212	823,343
Business loans	50,175	(74)	(3,600)	71,091	22,935	(55,080)	25,424	110,871	50,175
Agribusiness loans	—	—	—	—	—	—	—	—	—
Total	2,970,800	(104,355)	(130,129)	2,342,441	804,619	(1,878,599)	191,890	4,196,667	2,970,800

Consolidated					Opening balance at 01/01/2026	Write-off for loss	Net change	Ending balance at 09/30/2026	Ending balance at 12/31/2025
Real estate loans					16,194,722	(18,958)	3,722,283	19,898,047	16,194,722
Credit card					15,262,178	(1,419,367)	2,665,290	16,508,101	15,262,178
Personal loans					12,113,979	(385,194)	1,236,185	12,964,970	12,113,979
Business loans					4,293,595	(55,080)	453,515	4,692,030	4,293,595
Agribusiness loans					386,706	—	104,388	491,094	386,706
Total					48,251,180	(1,878,599)	8,181,661	54,554,242	48,251,180
Starting with the release of the first quarter of 2026, transfers between stages are calculated based on an end-to-end view, comparing the position of contracts on 01/01/2026 and at the end of the reference period of the release to identify the amounts migrated between stages on the respective dates. Transactions agreed upon after the initial date are allocated to the "Net Variation" column and reflect the stage they are in at the end of the reference period.
(a) In the transitions between stage 1 and stage 3, a significant portion of the operations passed through stage 2 during the period.

42

Notes to the interim condensed consolidated financial statement As of September 30,2026
c.Analysis of the movement of expected credit losses
(Consider expected losses from credit operations and commitments to be honored)

Stage 1	Opening balance at 01/01/2026	Transfer to Stage 2	Transfer to Stage 3 (a)	Transfer from Stage 2	Transfer from Stage 3 (a)	Write-off for loss	Net change	Ending balance at 09/30/2026	Ending balance at 12/31/2025
Real estate loans	60,688	(18,747)	(41,284)	977	195	—	52,837	54,666	60,688
Credit card	686,238	(363,728)	(1,192,206)	4,249	3	—	1,636,326	770,882	686,238
Personal loans	157,383	(27,017)	(276,563)	516	2,985	—	327,081	184,385	157,383
Business loans	23,738	(3,356)	(39,943)	43	1	—	50,325	30,808	23,738
Agribusiness loans	4,527	(36)	—	—	—	—	689	5,180	4,527
Total	932,574	(412,884)	(1,549,996)	5,785	3,184	—	2,067,258	1,045,921	932,574

Stage 2	Opening balance at 01/01/2026	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Write-off for loss	Net change	Ending balance at 09/30/2026	Ending balance at 12/31/2025
Real estate loans	25,821	(977)	(32,063)	18,747	2,161	—	17,796	31,485	25,821
Credit card	287,622	(4,249)	(267,963)	363,728	190	—	5,616	384,944	287,622
Personal loans	44,190	(516)	(102,046)	27,017	3,613	—	82,388	54,646	44,190
Business loans	3,518	(43)	(4,604)	3,356	45	—	2,457	4,729	3,518
Agribusiness loans	—	—	—	36	—	—	—	36	—
Total	361,151	(5,785)	(406,676)	412,884	6,009	—	108,257	475,840	361,151

Stage 3	Opening balance at 01/01/2026	Transfer to Stage 1 (a)	Transfer to Stage 2	Transfer from Stage 1 (a)	Transfer from Stage 2	Write-off for loss	Net change	Ending balance at 09/30/2026	Ending balance at 12/31/2025
Real estate loans	103,190	(195)	(2,161)	41,284	32,063	(18,958)	(8,280)	146,943	103,190
Credit card	1,166,243	(3)	(190)	1,192,206	267,963	(1,419,367)	281,611	1,488,463	1,166,243
Personal loans	618,413	(2,985)	(3,613)	276,563	102,046	(385,194)	258,136	863,366	618,413
Business loans	23,372	(1)	(45)	39,943	4,604	(55,080)	43,123	55,916	23,372
Agribusiness loans	—	—	—	—	—	—	—	—	—
Total	1,911,218	(3,184)	(6,009)	1,549,996	406,676	(1,878,599)	574,590	2,554,688	1,911,218

Consolidated					Opening balance at 01/01/2026	Write-off for loss	Net change	Ending balance at 09/30/2026	Ending balance at 12/31/2025
Real estate loans					189,699	(18,958)	62,353	233,094	189,699
Credit card					2,140,103	(1,419,367)	1,923,553	2,644,289	2,140,103
Personal loans					819,986	(385,194)	667,605	1,102,397	819,986
Business loans					50,628	(55,080)	95,905	91,453	50,629
Agribusiness loans					4,527	—	689	5,216	4,526
Total					3,204,943	(1,878,599)	2,750,105	4,076,449	3,204,943
Starting with the release of the first quarter of 2026, transfers between stages are calculated based on an end-to-end view, comparing the position of contracts on 01/01/2026 and at the end of the reference period of the release to identify the amounts migrated between stages on the respective dates. Transactions agreed upon after the initial date are allocated to the "Net Variation" column and reflect the stage they are in at the end of the reference period.
(a) In the transitions between stage 1 and stage 3, a significant portion of the operations passed through stage 2 during the period.

43

Notes to the interim condensed consolidated financial statement As of September 30,2026
13.Property and equipment
a.Breakdown of property and equipment

		09/30/2026			12/31/2025
	Annual depreciation rate	Historical cost	Accumulated depreciation	Carrying Amount	Historical cost	Accumulated depreciation	Carrying Amount
Furniture and equipment	10% - 20%	285,639	(120,647)	164,992	301,451	(85,165)	216,286
Right of use	4% - 10%	170,586	(63,375)	107,211	145,504	(39,018)	106,486
Buildings	4%	62,983	(24,131)	38,852	53,680	(19,028)	34,652
Data processing systems	20%	34,400	(18,231)	16,169	34,400	(14,773)	19,627
Construction in progress		4,372	—	4,372	4,353	—	4,353
Total		557,980	(226,384)	331,596	539,388	(157,984)	381,404
b.Changes in property and equipment

	Furniture and equipment	Right of use	Buildings	Data processing systems	Construction in progress	Total
Balance as of December 31, 2025	216,286	106,486	34,652	19,627	4,353	381,404
Addition/Write-offs	(14,269)	25,083	9,376	—	19	20,209
Transfers	73	—	(73)	—	—	—
Depreciation	(34,812)	(24,358)	(5,103)	(3,458)	—	(67,731)
Exchange rate changes	(2,286)	—	—	—	—	(2,286)
Balance as of September 30, 2026	164,992	107,211	38,852	16,169	4,372	331,596

Balance as of December 31, 2024	212,298	101,027	35,184	16,853	4,580	369,942
Addition/Write-offs	20,798	26,726	249	3,992	2,351	54,116
Transfers	—	—	1,616	—	(1,616)	—
Depreciation	(29,725)	(20,623)	(2,901)	(923)	—	(54,172)
Exchange rate changes	(2,568)	—	—	—	—	(2,568)
Balance as of September 30, 2025	200,803	107,130	34,148	19,922	5,315	367,318

44

Notes to the interim condensed consolidated financial statement As of September 30,2026
14.Intangible assets
a.Breakdown of intangible assets

		09/30/2026			12/31/2025
	Annual Amortization Rate	Historical cost	Accumulated amortization	Carrying Amount	Historical cost	Accumulated amortization	Carrying Amount
Goodwill		785,388	—	785,388	785,577	—	785,577
Intangible assets in progress		483,073	—	483,073	499,531	—	499,531
Development costs	20%	1,209,990	(478,493)	731,497	806,722	(326,937)	479,785
Right of use	17%	782,890	(609,701)	173,189	763,978	(509,195)	254,783
Customer portfolio	20%	13,965	(10,026)	3,939	13,965	(9,702)	4,263
Total		3,275,306	(1,098,220)	2,177,086	2,869,773	(845,834)	2,023,939
b.Changes in intangible assets

	Goodwill	Intangible assets in progress	Development costs	Right of use	Customer portfolio	Total
Balance as of December 31, 2025	785,577	499,531	479,785	254,783	4,263	2,023,939
Addition/Write-offs	—	320,424	66,387	20,439	—	407,250
Transfers	—	(336,882)	336,882	—	—	—
Amortization	—	—	(151,557)	(100,506)	(324)	(252,387)
Exchange rate changes	(189)	—	—	(1,527)	—	(1,716)
Balance as of September 30, 2026	785,388	483,073	731,497	173,189	3,939	2,177,086

Balance as of December 31, 2024	798,275	460,783	325,378	246,889	4,728	1,836,053
Addition/Write-offs	(12,036)	242,625	7	115,193	—	345,789
Transfers	—	(116,562)	116,562	—	—	—
Amortization	—	—	(75,832)	(98,480)	(116)	(174,428)
Exchange rate changes	(770)	—	—	—	—	(770)
Balance as of September 30, 2025	785,469	586,846	366,115	263,602	4,612	2,006,644

45

Notes to the interim condensed consolidated financial statement As of September 30,2026
15.Other assets

	09/30/2026	12/31/2025
Financial	588,916	651,808
Commissions and bonus receivable (a)	298,553	287,904
Advance on exchange contract	188,788	113,625
Premium or discount on transfer of financial assets	101,575	201,813
Amount receivable from the sale of investments (b)	—	48,466
Non-Financial	3,100,429	3,175,332
Prepaid expenses (c)	582,820	510,205
Non-current assets held for sale (d)	493,203	366,398
Recoverable taxes	478,258	911,323
Advances to third parties (e)	429,673	32,727
Unbilled services provided	220,508	125,012
Sundry debtors (f)	155,454	164,096
Agreements on sales of properties receivable	131,937	41,190
Equity accounted investees (g)	10,469	10,401
Early settlement of credit operations	7,623	9,846
Investment properties (h)	—	280,406
Others	590,484	723,728
Total	3,689,345	3,827,140
(a) This refers primarily to bonuses receivable from commercial contracts signed with Mastercard, Liberty, Incomm, and Sompo;
(b) On April 15, 2026, Banco Inter received the remaining amount related to the sale of 40% of its subsidiary Inter Digital Corretora e Consultoria de Seguros S.A. ("Inter Seguros") to Wiz Soluções e Corretagem de Seguros S.A. ("Wiz"), which occurred on May 8, 2019;
(c) This essentially involves the cost of acquiring digital account customers and portability expenses to be allocated;
(d) Previously presented in specific lines in the Balance Sheet, reclassified to "Other Assets" in the current period;
(e) This refers, substantially, to the advance payment, in a single installment, of ordinary contributions due to the Credit Guarantee Fund (“FGC”), made in accordance with Resolution No. 551 of the Central Bank of Brazil (“BCB”), dated March 3, 2026. The aforementioned payment corresponded to 60 (sixty) months of ordinary contributions, calculated based on the reference date of January 2026, totaling R$403,758, and was made on March 25, 2026;
(f) It refers primarily to portability values to be processed, values to be processed from credit cards, negotiation and intermediation of values and debtors through judicial deposit;
(g) Previously presented in specific lines in the Balance Sheet, reclassified to "Other Assets" in the current period; and
(h) The investment properties referred to assets of investment funds whose objective was the sale of participation quotas to clients. These properties were acquired on August 19, 2025, by Inter Oportunidade Imobiliária Fundo de Investimento. In June 2026, Grupo Inter sold part of its quotas in the Oportunidade Fund, thus ceasing to be the controlling shareholder of the fund and, consequently, ceasing to perform the accounting consolidation of its assets and liabilities.
16.Deposits from customers

	09/30/2026	12/31/2025
Time deposits	56,621,466	51,292,542
Savings deposits	1,330,687	1,599,609
Demand deposits	1,023,280	1,376,606
Creditors by resources to release	456,048	614,327
Total	59,431,481	54,883,084
17.Securities issued

	09/30/2026	12/31/2025
Real estate credit bills	13,180,086	11,163,760
Financial bills	2,268,002	1,245,287
Real estate guaranteed credit bills	1,863,715	1,194,836
Agribusiness credit bills	475,917	523,261
Total	17,787,720	14,127,144

46

Notes to the interim condensed consolidated financial statement As of September 30,2026
18.Deposits from banks

	09/30/2026	12/31/2025
Payables with credit card network	11,893,678	11,373,973
Securities sold under agreements to repurchase	2,687,790	3,023,399
Others	260,269	188,332
Total	14,841,737	14,585,704
19.Borrowings and on-lending

	09/30/2026	12/31/2025
Obligations for loans abroad (a)	625,764	607,343
Onlending obligations - Tesouro Funcafé (b)	187,938	169,267
Others	110,789	40,885
Total	924,491	817,495
(a) These refer to loan operations abroad (with rates between 5.4% and 5.7% p. a.); and
(b) These refer to rural credit operations with Funcafé (Coffee Economy Defense Fund) (with rates between 11.5% and 13.0% p. a.).
20.Tax liabilities

	09/30/2026	12/31/2025
Income tax and social contribution	167,323	675,438
PIS/COFINS	68,214	65,455
INSS/FGTS	23,977	32,510
Others	37,197	42,124
Total	296,711	815,527
21.Provisions and contingent liabilities

	09/30/2026	12/31/2025
Provision for expected credit losses on loan commitments (a)	198,625	204,867
Provisions for contingencies	66,448	55,463
Provision for financial guarantees	4,694	5,125
Total	269,767	265,455
(a) For its financial assets, the Institution establishes expected losses that cover both the used and unused amounts of loan commitments. The expected loss relating to the unused amount is provisioned in liabilities.
a.Provisions for legal and administrative proceedings
The Group's legal entities, in the normal course of their activities, are parties to legal proceedings of a fiscal (tax and social security), labor, and civil nature. The respective provisions were established taking into account current laws, applicable regulations, the opinion of legal advisors, the nature and complexity of the cases, case law, past experience, and other relevant criteria, in order to obtain the best possible estimate.
i.Labor lawsuits
These are lawsuits aimed at obtaining compensation for labor-related claims. The provisioned amounts mostly refer to cases discussing potential labor rights, such as claims for overtime and salary equalization. At Inter&Co, the methodology used for provisioning these contingencies is based on calculating the average value of completed labor lawsuits, considering the total value of cases finalized and the amount actually disbursed in the last 36 months.

47

Notes to the interim condensed consolidated financial statement As of September 30,2026
ii.Civil lawsuits
These claims primarily seek compensation for material and moral damages related to the Group's products and services, including declaratory and compensatory actions, issues concerning compliance with limits for payroll deductions for borrowers, requests for document submission, and contract review actions. Inter&Co's provisioning methodology for these contingencies is based on calculating the average value of completed civil lawsuits, obtained by dividing the total value of settled cases by the amount actually paid in the last 24 months.
Changes in provisions

	Labor	Civil	Total
Balance at December 31, 2025	13,654	41,809	55,463
Provisions, net of (reversals and write-offs)	7,602	50,265	57,867
Payments	(1,904)	(44,978)	(46,882)
Balance at September 30, 2026	19,352	47,096	66,448

Balance at December 31, 2024	13,924	39,868	53,792
Provisions, net of (reversals and write-offs)	5,425	35,795	41,220
Payments	(4,962)	(34,186)	(39,148)
Balance at September 30, 2025	14,387	41,477	55,864
b.Contingent tax liabilities classified as possible losses
The main proceedings with this classification are:
i.Income tax and social contribution on net income – IRPJ and CSLL
On August 30, 2013, an infraction notice was issued (referring to expenses considered non-deductible) demanding the collection of income tax and social security contributions related to the calendar years 2008 and 2009. As of September 30, 2026, the amount at risk from the lawsuit totals R$31,075 (December 31, 2025: R$32,147), while the total amount of the lawsuit corresponds to R$70,114 (December 31, 2025: R$67,145).
ii.COFINS
Inter is challenging COFINS assessments for the period from 1999 to 2014.
Before the publication of Law No. 12,973/14, which modified the understanding regarding the inclusion of financial revenues in the calculation basis of COFINS (Social Security Financing Contribution), there was discussion about expanding the calculation basis of said contribution, as promoted by §1 of Article 3 of Law No. 9,718/98.
In 2005, Inter obtained a final and favorable ruling from the Supreme Federal Court that ensured the financial institution's right to collect COFINS (Social Security Financing Contribution) based only on revenue from services rendered, instead of total revenue that would include financial revenue.
Between 1999 and 2006, Inter made judicial deposits and/or paid the obligation. In 2006, following a favorable decision by the Supreme Federal Court and the express consent of the Federal Revenue Service, Inter's judicial deposit was released. Additionally, the authorization to use the credits, for amounts previously overpaid against current obligations, was approved without contestation by the Federal Revenue Service on May 11, 2006. Subsequently, the Federal Revenue Service questioned the procedures adopted by Inter, applying the understanding that financial revenues should be included in the COFINS tax base.
After the publication of Law 12,973/14, Inter modified its procedures to include financial revenues in the calculation base of COFINS, so that the taxable events involved in Inter's discussions are all prior to the law.

48

Notes to the interim condensed consolidated financial statement As of September 30,2026
Currently, the application of res judicata in a separate legal action that secured Inter's right not to pay COFINS on its financial revenues is being discussed, so the Supreme Federal Court's ruling on Topic 372 does not directly affect Inter's discussions. As of September 30, 2026, the value at risk of the action totals R$78,030 (December 31, 2025: R$73,000), while the total value of the action corresponds to R$177,156 (December 31, 2025: R$163,268).
22.Other liabilities
a.Composition

	09/30/2026	12/31/2025
Payments to be processed (a)	1,736,851	1,965,076
Social and statutory provisions	243,880	229,465
Lease liabilities (Note 22.b)	107,637	118,550
Pending settlements (b)	101,686	108,383
Agreements	83,862	13,024
Other liabilities	170,830	194,612
Total	2,444,746	2,629,110
(a)    The balance is composed substantially of: (i) installments of credit operations to be transferred; (ii) payment orders to be settled; (iii) suppliers payable; and (iv) fees payable; and
(b)     These refer to client transactions involving fixed-income securities, stocks, commodities, and financial assets, which will be settled within a maximum period of D+5.
b.Lease financial liability
Below we demonstrate the movements of lease liabilities as of September 30, 2026 and December 31, 2025:

Lease liabilities
Balance at December 31, 2025	118,550
New contracts	10,657
Contract readjustment	915
Payments	(22,485)
Balance at September 30, 2026	107,637

Balance at December 31, 2024	113,690
New contracts	1,223
Contract readjustment	24,779
Payments	(19,882)
Balance at September 30, 2025	119,810
Lease payments due
The maturity of the lease liabilities as of September 30, 2026 and December 31, 2025 is as follows:

	09/30/2026	12/31/2025
Up to 1 year	34,575	4,633
From 1 year to 5 years	73,062	113,917
Total	107,637	118,550
23.Equity
a.Composition of share capital - Number of shares

Date	Class A	Class B	Total
09/30/2026	325,822,548	115,720,675	441,543,223
12/31/2025	324,284,558	117,037,105	441,321,663

49

Notes to the interim condensed consolidated financial statement As of September 30,2026
As of September 30, 2026, the authorized share capital of Inter&Co, Inc. was US$50,000, divided into 20,000,000,000 shares with a par value of US$0.0000025 each, comprising (i) 10,000,000,000 Class A common shares, (ii) 5,000,000,000 Class B common shares, and (iii) 5,000,000,000 class-independent shares, with rights designated by the Company's Board of Directors. The paid-in share capital of Inter&Co, Inc. is R$13 as of September 30, 2026 (R$13 as of December 31, 2025).
In 2026, a total of 221,560 new Class A common shares were issued, intended for beneficiaries of our incentive plans. The variation in the number of Class B common shares results from the conversion of 1,316,430 Class B shares into Class A shares.
b.Reserves
As of September 30, 2026, the reserves amounted to R$11,919,102 (December 31, 2025: R$10,971,176). These reserves are substantially composed of retained earnings maintained to optimize the Company's capital structure and support the creation of shareholder value through strategic distribution policies. The establishment and allocation of these reserves are subject to the decisions of Management, which may include capital composition, dividend distribution, or other uses.
c.Other comprehensive income
As of September 30, 2026, Inter&Co, Inc. has accumulated other comprehensive income in shareholders' equity of (R$873,816) (December 31, 2025: (R$801,600)), an amount is composed of the net value of financial assets valued at VJORA, results from investment hedging operations, exchange rate variation adjustment of a subsidiary abroad, and the respective tax effects.
d.Dividends and interest on equity
On March 2, 2026, Inter&Co, Inc. paid dividends to its shareholders in a total amount of R$259,583 (December 31, 2025: R$203,593). During 2026, a total of R$37,907 was distributed to non-controlling shareholders (December 31, 2025: R$40,103).
e.Basic and diluted earnings per share
Basic earnings per share is as follows:

	Quarter		Nine-month period
	09/30/2026	09/30/2025	09/30/2026	09/30/2025
Profit (loss) of controllers	425,243	336,345	1,241,139	937,998
Average number of shares outstanding	441,521,811	440,070,945	441,458,654	440,015,477
Basic earnings per share (R$)	0.96	0.76	2.81	2.13
Diluted earnings per share is as follows:

	Quarter		Nine-month period
	09/30/2026	09/30/2025	09/30/2026	09/30/2025
Profit (loss) of controllers	425,243	336,345	1,241,139	937,998
Average number of shares outstanding	441,521,811	440,070,945	441,458,654	440,015,477
Shares of share-based payment plans	7,177,695	6,507,076	7,355,345	3,744,730
Total weighted-average diluted shares outstanding	448,699,506	446,578,021	448,813,999	443,760,207
Diluted earnings per share (R$)	0.95	0.75	2.77	2.11
Basic and diluted earnings per share are presented based on the two classes of shares, A and B, which have the same economic rights, and are calculated by dividing the net income attributable to the parent company by the weighted average number of shares of each class outstanding during the periods.
As of September 30, 2026, Inter&Co reported dilutive effects for the purpose of calculating diluted earnings per share. These effects resulted from shares granted under share-based payment plans, with a weighted average quantity of 7,355,345 (as of September 30, 2025: 3,744,730).

50

Notes to the interim condensed consolidated financial statement As of September 30,2026
f.Non-controlling interest
As of September 30, 2026, the balance of non-controlling shareholders' equity is R$128,998 (as of December 31, 2025: R$223,373).
24.Net interest income

	Quarter		Nine-month period
	09/30/2026	09/30/2025	09/30/2026	09/30/2025
Interest income
Real estate loans	938,128	367,167	2,067,623	1,318,159
Personal loans	776,430	662,784	2,215,117	1,745,474
Credit card	753,027	551,464	2,178,301	1,401,672
Business loans	166,208	143,359	470,043	407,125
Prepayment of receivables	145,998	163,154	513,223	650,318
Amounts due from financial institutions	111,409	170,970	236,703	268,355
Others	188,190	167,525	572,702	370,404
Total	3,079,390	2,226,423	8,253,712	6,161,507

Interest expenses
Term deposits	(1,231,600)	(1,075,664)	(3,469,561)	(2,628,907)
Funding in the open market	(647,299)	(522,552)	(1,866,397)	(1,375,762)
Others	(54,248)	(55,543)	(160,117)	(252,068)
Total	(1,933,147)	(1,653,759)	(5,496,075)	(4,256,737)
The interest income shown above is calculated using the effective interest method.
25.Income from securities, derivatives and foreign exchange

	Quarter		Nine-month period
	09/30/2026	09/30/2025	09/30/2026	09/30/2025
Income from securities	1,032,058	832,989	2,958,427	2,373,280
Fair value through other comprehensive income	765,261	693,041	2,297,710	1,992,406
Fair value through profit or loss	184,576	135,726	501,039	369,441
Amortized cost	82,221	4,222	159,678	11,433
Income from Derivatives	(143,015)	182,632	208,276	108,896
Forward contracts	(3,733)	(14,587)	(18,331)	(58,140)
Futures contracts and swaps (a)	(146,412)	194,221	206,898	159,762
Options (b)	7,130	2,998	19,709	7,274
Revenue foreign exchange	71,433	34,406	108,063	67,846
Total	960,476	1,050,027	3,274,766	2,550,022
(a) Adjustments to market for the hedged item substantially offset the effects of hedge derivatives accounting; and
(b) Options results were previously presented in net form.

51

Notes to the interim condensed consolidated financial statement As of September 30,2026
26.Net revenues from services and commissions

	Quarter		Nine-month period
	09/30/2026	09/30/2025	09/30/2026	09/30/2025
Interchange	375,967	345,261	1,085,005	986,276
Commission and brokerage fees	191,617	213,084	605,938	600,606
Fund management and investment fees	46,442	40,576	114,881	114,805
Banking and credit operations	14,969	11,055	54,574	33,782
Cashback expenses (a)	(36,991)	(75,042)	(129,335)	(201,538)
Inter Rewards (b)	(53,313)	(38,856)	(163,577)	(113,366)
Other	14,193	18,101	13,110	48,666
Total	552,884	514,179	1,580,596	1,469,231
(a)    These refer to amounts paid to customers as an incentive to purchase or use products; and
(b)     This is a loyalty and rewards program offered by Banco Inter. Through this program, Banco Inter customers accumulate points on their transactions and financial operations and can exchange them for benefits, discounts, products, or services.
27.Other revenues

	Quarter		Nine-month period
	09/30/2026	09/30/2025	09/30/2026	09/30/2025
Card network revenue	44,709	38,581	137,457	109,649
Performance fees (a)	15,493	9,962	34,767	30,746
Monetary update (b)	10,372	17,132	29,387	24,958
Portability fee (c)	6,229	5,152	18,241	9,683
Others	29,926	1,276	102,018	34,605
Total	106,729	72,103	321,870	209,641
Previously, the lines presented were "Revenue from sales of goods” and "Capital gains/(losses)", now reclassified to the "Other" line.
(a) It consists substantially of the result of the commercial agreement between Inter and B3, Liberty, Incomm and Sompo, which offer performance bonuses as agreed targets are met;
(b) This refers to updating the amounts of recoverable taxes using the Selic rate; Previously listed under "Other"; and
(c) Previously presented in line “Others”.
28.Impairment losses on financial assets

	Quarter		Nine-month period
	09/30/2026	09/30/2025	09/30/2026	09/30/2025
Impairment expense for loans and advances to customers	(1,014,647)	(706,480)	(2,750,105)	(1,875,886)
Recovery of written-off credits assets	137,939	48,541	248,499	139,197
Others	(16,141)	17,143	(32,943)	12,963
Total	(892,849)	(640,796)	(2,534,549)	(1,723,726)
29.Administrative expenses

	Quarter		Nine-month period
	09/30/2026	09/30/2025	09/30/2026	09/30/2025
Data processing and information technology	(290,623)	(249,035)	(883,905)	(761,016)
Specialized services, third parties and the financial system	(143,661)	(110,293)	(415,538)	(362,158)
Advertising and marketing	(95,848)	(74,816)	(244,605)	(201,150)
Provisions for contingencies	(21,336)	(13,424)	(57,867)	(41,220)
Rent, condominium fee and property maintenance	(16,444)	(14,703)	(54,038)	(40,673)
Insurance expenses	(1,780)	(6,804)	(6,384)	(10,950)
Others	(66,920)	(74,268)	(214,760)	(194,405)
Total	(636,612)	(543,343)	(1,877,097)	(1,611,572)

52

Notes to the interim condensed consolidated financial statement As of September 30,2026
30.Personnel expenses

	Quarter		Nine-month period
	09/30/2026	09/30/2025	09/30/2026	09/30/2025
Salaries	(154,621)	(135,978)	(450,194)	(388,298)
Benefits	(107,003)	(105,061)	(295,233)	(260,616)
Social security charges	(50,872)	(42,172)	(151,243)	(121,344)
Others	(1,889)	(2,037)	(5,476)	(6,628)
Total	(314,385)	(285,248)	(902,146)	(776,886)
31.Tax expenses

	Quarter		Nine-month period
	09/30/2026	09/30/2025	09/30/2026	09/30/2025
PIS/COFINS	(142,896)	(112,020)	(418,712)	(321,264)
Taxes on interest on Equity	(70,770)	(49,554)	(145,306)	(94,281)
ISSQN	(19,674)	(17,727)	(56,257)	(51,546)
Others	(10,917)	(11,027)	(39,320)	(36,171)
Total	(244,257)	(190,328)	(659,595)	(503,262)
32.Current and deferred income tax and social contribution
a.Amounts recognized in profit or loss

	Quarter		Nine-month period
	09/30/2026	09/30/2025	09/30/2026	09/30/2025
Current income tax and social contribution expenses
Current year	(84,431)	(117,626)	(448,083)	(383,523)
Deferred income tax and social contribution benefits (expenses)
Adjusting the market value of financial assets to their fair value	155,154	38,543	59,953	24,911
Provision for impairment losses on loans and advances	103,047	82,315	293,687	195,934
Provision for contingencies	1,871	522	4,905	920
Tax losses carried forward	(315)	(1,881)	3,301	(15,684)
Other temporary differences	(94,268)	(83,817)	(64,478)	(15,135)
Others (a)	(149,605)	20,024	(42,529)	28,537
Total deferred income tax and social contribution	15,884	55,706	254,839	219,483
Total	(68,547)	(61,920)	(193,244)	(164,040)
(a) The amount substantially refers to deferred taxes on the market value of securities.

53

Notes to the interim condensed consolidated financial statement As of September 30,2026
b.Reconciliation of effective rate current income tax expenditure

	Quarter		Nine-month period
	09/30/2026	09/30/2025	09/30/2026	09/30/2025
Profit before income tax	513,576	417,925	1,501,504	1,159,001
Income tax and social contribution - (45%) (a)	(231,109)	(188,068)	(675,677)	(521,550)

Tax effect of:
Non-taxable income (non-deductible expenses) net (b)	57,911	51,563	145,428	162,789
Dividend paid as interest on equity	52,620	65,462	192,223	124,080
Investments in affiliated and jointly controlled companies	19,608	18,647	72,168	73,265
Others (c)	32,423	(9,524)	72,614	(2,624)
Total income tax	(68,547)	(61,920)	(193,244)	(164,040)

Effective tax rate	(13)%	(15)%	(13)%	(14)%

Total deferred income tax and social contribution	15,884	55,706	254,839	219,483
Total income tax and social contribution expenditure	(84,431)	(117,626)	(448,083)	(383,523)
(a) Banco Inter's result represents the largest impact on the total tax amount, therefore we present the rate of 45%, which is the nominal rate currently in effect for banks under Brazilian law;
(b) The amount refers substantially to interest on sovereign bonds; and
(c) Substantially related to tax incentives and the amounts concerning the change in the rate of the Social Contribution on Net Profit (CSLL), effective from April 1, 2026, due to the entry into force of Complementary Law No. 224/2025. The regulation of the matter was subsequently detailed by RFB Normative Instruction No. 2,315/2026.
c.Changes in the balances of deferred taxes

	12/31/2025	Constitution	Realization	09/30/2026
Deferred tax assets
Provision for impairment losses on loans and advances	1,038,776	464,325	(170,638)	1,332,463
Adjustment of financial assets to fair value	363,783	404,881	(355,275)	413,389
Tax losses carried forward	332,924	13,445	(10,144)	336,225
Hedge accounting	86,140	58,796	(86,138)	58,798
Provision for contingencies	25,645	29,001	(24,097)	30,549
Other temporary differences	62,283	69,611	(127,848)	4,046
Subtotal	1,909,551	1,040,059	(774,140)	2,175,470
Hedge accounting	(106,431)	(55,752)	—	(162,183)
Capital gains from assets in business combinations	(13,816)	—	2,938	(10,878)
Deferred tax asset (a)	1,789,304	984,307	(771,202)	2,002,409

Deferred tax liabilities
Sundry deferred liabilities	(40,923)	(6,239)	—	(47,162)
Deferred tax liability	(40,923)	(6,239)	—	(47,162)
(a)    Deferred income tax and social contribution, both assets and liabilities, are offset in the balance sheet by taxable entity; and
The recognition of these deferred tax assets is based on the expectation of generating future taxable profits and supported by technical studies and earnings projections.

54

Notes to the interim condensed consolidated financial statement As of September 30,2026

	12/31/2024	Constitution	Realization	09/30/2025
Deferred tax assets
Provision for impairment losses on loans and advances	815,679	284,945	(103,873)	996,751
Adjustment of financial assets to fair value	442,773	362,038	(434,776)	370,035
Tax losses carried forward	336,535	4,001	(19,685)	320,851
Hedge accounting	39,187	22,407	—	61,594
Provision for contingencies	24,831	24,429	(23,508)	25,752
Other temporary differences	46,049	36,378	(46,049)	36,378
Subtotal	1,705,054	734,198	(627,891)	1,811,361
Hedge accounting	(17,356)	(108,433)	—	(125,789)
Capital gains from assets in business combinations	(11,357)	(244)	2,938	(8,663)
Deferred tax asset (a)	1,676,341	625,521	(624,953)	1,676,909

Deferred tax liabilities
Sundry deferred liabilities	(32,790)	(5,465)	17,356	(20,899)
Deferred tax liability	(32,790)	(5,465)	17,356	(20,899)
(a)    Deferred income tax and social contribution, both assets and liabilities, are offset in the balance sheet by taxable entity; and
The recognition of these deferred tax assets is based on the expectation of generating future taxable profits and supported by technical studies and earnings projections.
33.Share-based payment
a.Share-based compensation agreements
a.1) Stock option plan - Banco Inter S.A.
Between February 2018 and January 2022, Banco Inter S.A. established stock option programs through which options to purchase Banco Inter S.A. shares were granted to Inter's directors and executives.
On January 4, 2023, an Extraordinary General Meeting of Inter&Co, Inc. was held, in which the migration of the share-based payment plans was approved, with Inter&Co assuming Banco Inter S.A.'s obligations arising from the active plans and respective programs. As a result of the corporate reorganization, the number of options held by each beneficiary was changed proportionally. Thus, for every 6 options to purchase common or preferred shares of Banco Inter S.A., the beneficiary will have one option to purchase a Class A Share of Inter&Co. In addition, the repricing of the exercise price of the options granted in 2022, which had not yet been exercised, was approved. Upon repricing, a new calculation of the fair value of the granted and unexercised options was performed, resulting in an additional incremental expense of R$ 15,990, to be appropriated until the final vesting period.
The main characteristics of the plans are described below:

Grant Date	Final strike date	Options (shares INTR)	Vesting	Average strike price	Participants
02/15/2018	02/15/2025	5,452,464	Up to 5 years	R$1.80	Officers, managers and key employees
07/09/2020	07/09/2027	3,182,250	Up to 5 years	R$21.50	Officers, managers and key employees
01/31/2022	12/31/2028	3,250,000	Up to 5 years	R$15.50	Officers, managers and key employees
Changes in the options of each plan for the period ended September 30, 2026 and supplementary information are shown below:

Grant Date	12/31/2025		Granted		Expired/Cancelled	Exercised	09/30/2026
2020	2,222,663		—		—	45,150	2,177,513
2022	2,321,550		—		1,000	108,000	2,212,550
Total	4,544,213		—		1,000	153,150	4,390,063
Weighted average price of the shares	R$	18.43	R$	—	R$ 15.50	R$ 17.27	R$ 18.48

55

Notes to the interim condensed consolidated financial statement As of September 30,2026

Grant Date	12/31/2024	Granted		Expired/Cancelled		Exercised		12/31/2025
2018	71,999	—		—		71,999		—
2020	2,443,088	—		25,350		195,075		2,222,663
2022	2,644,725	—		120,075		203,100		2,321,550
Total	5,159,812	—		145,425		470,174		4,544,213
Weighted average price of the shares	R$ 18.15	R$	—	R$	16.55	R$	15.89	R$	18.43
The fair value of the 2020 plan were estimated based on the Black & Scholes option pricing model considering the terms and conditions under which the options were granted, and the respective compensation expense is recognized during the vesting period.

2020
Strike price	21.50
Risk-free rate	9.98%
Duration of the strike (years)	7
Expected annualized volatility	64.28%
Fair value of the option at the grant/share date:	0.05
For the 2022 program, the fair value was estimated based on the Binomial model:

2022
Strike price	15.50
Risk-free rate	11.45%
Duration of the strike (years)	7
Expected annualized volatility	38.81%
Weighted fair value of the option at the grant/share date:	4.08
For the period ended September 30, 2026, R$ 8,051 in employee benefit expenses were recognized (September 30, 2025: R$ 4,534).
a.2) Share-based payment related to Inter & Co Payments Inc., acquisition
In the context of Inter's acquisition of Inter&Co Payments, Inc., it was established that part of the compensation to the acquired entity's key executives would be made through the migration of Inter&Co Payments, Inc.'s stock-based compensation plan, with an addendum providing that the stock purchase option could be exercised on Inter&Co's Class A shares and/or Inter&Co's restricted Class A shares, as applicable, instead of Inter&Co Payments, Inc.'s shares. Considering the characteristics of the contract signed between the parties, the expenses associated with the granted options were treated as compensation expense accounted for over the term of the exercisable options and based on the continued employment of such key executives.
All put options that had been granted were exercised, with the last tranche being exercised on January 7, 2025.
All stock purchase options granted under the Inter&Co Payments, Inc. share-based payment plan, migrated to Inter&Co, have been exercised and the shares have been fully transferred to the eligible key executives as of October 31, 2025, totaling 489,386 shares.
Due to the completion of the aforementioned transactions, the share-based payment plan of Inter&Co Payments, Inc., has been terminated and discontinued.

56

Notes to the interim condensed consolidated financial statement As of September 30,2026
a.3) Restricted shares agreement (RSU) - Inter.
The Extraordinary General Meeting of Inter&Co, Inc. held on January 4, 2023, approved the creation of the Omnibus Incentive Plan, which aims to promote the interests of the Company and its shareholders by strengthening the Company's ability to attract, retain, and motivate employees who are expected to make contributions to the Company and providing these individuals with incentives to align their interests with those of the Company's shareholders.
The Omnibus Incentive Plan is administered by the Board of Directors of Inter&Co, Inc., which has the authority to approve program grants to Company employees.
As of December 31, 2024, the Company granted a total of 4,270,500 restricted stock units (RSUs) under the Omnibus Incentive Plan, with vesting schedules in 25% blocks, to various executives and employees of the Company and/or its direct or indirect subsidiaries, as provided for in each grant agreement. As of September 30, 2026, 405,500 granted RSUs had expired and 2,567,250 had been exercised.
In 2025, the Company granted 2,412,522 restricted stock units (RSUs) under the Omnibus Incentive Plan with vesting schedules in 25% blocks to various executives and employees of the Company and/or its direct or indirect subsidiaries. The vesting schedules are stipulated in each grant agreement. As of September 30, 2026, 217,987 granted RSUs had expired and 581,571 RSUs had been exercised.
Through September 30, 2026, the Company granted 1,705,346 restricted stock units (RSUs) under the Omnibus Incentive Plan with vesting schedules in 25% blocks to various executives and employees of the Company and/or its direct or indirect subsidiaries. The vesting schedules are stipulated in each grant agreement. As of September 30, 2026, 44,125 granted RSUs have expired.
See table below:

09/30/2026
Date of grant	Exercise rate per vesting	Fair value of share (in R$)	Remaining term of the vesting period (in years)	Vesting period (years)	Total granted	Total not vested yet
06/01/2023	25%	R$14.15	—	4.0	2,140,500	441,500
11/01/2023	25%	R$22.99	1.0	4.0	15,000	—
02/01/2024	25%	R$25.22	1.0	4.0	10,000	—
04/01/2024	25%	R$29.11	2.0	4.0	120,000	20,000
04/26/2024	25%	R$26.27	1.0	4.0	1,795,000	801,250
06/04/2024	25%	R$30.35	2.0	4.0	60,000	10,000
07/01/2024	25%	R$33.07	1.0	3.0	50,000	12,500
07/17/2024	25%	R$36.47	2.0	4.0	30,000	—
09/04/2024	25%	R$40.39	1.0	3.0	50,000	12,500
01/29/2025	25%	R$28.18	2.0	4.0	1,850,000	1,290,000
01/31/2025	25%	R$29.02	3.0	4.0	190,522	106,214
02/24/2025	25%	R$28.03	2.0	4.0	10,000	7,500
05/09/2025	25%	R$38.41	3.0	4.0	30,000	—
06/02/2025	25%	R$38.56	2.0	4.0	302,000	194,250
10/06/2025	25%	R$47.14	2.0	3.0	30,000	15,000
02/05/2026	25%	R$44.67	3.0	4.0	1,437,096	1,393,971
05/11/2026	25%	R$28.89	3.0	4.0	227,250	226,250
07/02/2026	25%	R$27.97	3.0	4.0	31,000	31,000
08/17/2026	25%	R$27.11	3.0	4.0	10,000	10,000
Total					8,388,368	4,571,935

57

Notes to the interim condensed consolidated financial statement As of September 30,2026

12/31/2025
Date of grant	Exercise rate per vesting	Fair value of share (in R$)	Remaining term of the vesting period (in years)	Vesting period (years)	Total granted	Total not vested yet
06/01/2023	25%	R$14.15	1.0	4.0	2,140,500	441,500
11/01/2023	25%	R$22.99	2.0	4.0	15,000	—
02/01/2024	25%	R$25.22	2.0	4.0	10,000	—
04/01/2024	25%	R$29.11	2.0	4.0	120,000	60,000
04/26/2024	25%	R$26.27	2.0	4.0	1,795,000	812,750
06/04/2024	25%	R$30.35	2.0	4.0	60,000	45,000
07/01/2024	25%	R$33.07	1.0	3.0	50,000	25,000
07/17/2024	25%	R$36.47	3.0	4.0	30,000	—
09/04/2024	25%	R$40.39	2.0	3.0	50,000	25,000
01/29/2025	25%	R$28.18	3.0	4.0	1,850,000	1,320,000
01/31/2025	25%	R$29.02	3.0	4.0	190,522	135,535
02/24/2025	25%	R$28.03	3.0	4.0	10,000	7,500
05/09/2025	25%	R$38.41	3.0	4.0	30,000	30,000
06/02/2025	25%	R$38.56	3.0	4.0	302,000	212,250
10/06/2025	25%	R$47.14	3.0	3.0	30,000	22,500
Total					6,683,022	3,137,035
For the period ended September 30, 2026, R$ 55,466 (R$ 47,564 as of September 30, 2025) in employee benefit expenses were recognized in the Company's results.

58

Notes to the interim condensed consolidated financial statement As of September 30,2026
34.Transactions with related parties
Transactions with related parties are defined and controlled in accordance with the Related Parties policy approved by the Inter&Co Board of Directors. This policy defines and safeguards transactions involving Inter and its shareholders or direct or indirect related parties. Transactions related to subsidiaries are eliminated in the consolidation process and do not affect the consolidated financial statements. Below, we detail the transactions with related parties:

	Parent Company (a)		Key management personnel (b)		Other related parties (c)		Total
	09/30/2026	12/31/2025	09/30/2026	12/31/2025	09/30/2026	12/31/2025	09/30/2026	12/31/2025
Assets	1,867	2,936	15,552	17,121	904,919	811,314	922,338	831,371
Loans and advances to customers	1,867	2,936	15,552	17,121	904,919	811,314	922,338	831,371

Liabilities	(56,753)	(62,590)	(60,988)	(24,591)	(90,582)	(278,659)	(208,323)	(365,840)
Deposits from customers - Demand deposits	(811)	(1,533)	(2,000)	(2,178)	(9,794)	(4,780)	(12,605)	(8,491)
Deposits from customers - Term deposits	(2,689)	(4,456)	(42,855)	(8,309)	(31,147)	(73,812)	(76,691)	(86,577)
Securities issued	(53,253)	(56,601)	(16,133)	(14,104)	(49,641)	(95,667)	(119,027)	(166,372)
Other liabilities	—	—	—	—	—	(104,400)	—	(104,400)

	Parent Company (a)		Key management personnel (b)		Other related parties (c)		Total
	09/30/2026	09/30/2025	09/30/2026	09/30/2025	09/30/2026	09/30/2025	09/30/2026	09/30/2025
Profit/ (loss)	(5,029)	(5,171)	(1,137)	(1,282)	2,231	(8,952)	(3,935)	(15,405)
Interest income	122	241	1,646	547	27,995	4,981	29,763	5,769
Interest expenses	(5,150)	(5,368)	(2,804)	(1,562)	(10,464)	(11,858)	(18,418)	(18,788)
Net revenues from services and commissions	—	—	92	159	3,372	12,691	3,464	12,850
Other revenues	—	—	—	—	1,077	—	1,077	—
Administrative expenses	(1)	(44)	(71)	(426)	(19,749)	(14,766)	(19,821)	(15,236)
(a)    Inter&Co is directly controlled by Costellis International Limited, with the other shareholders being SBLA Holdings and Hottaire;
(b)     Board Members and Directors of Inter&Co; and
(c)     Any immediate family members of key management personnel or companies controlled by them, including: companies controlled by immediate family members of the Inter&Co controller; companies over which the controller or their immediate family members have significant influence; other investors who have influence over Inter&Co and their immediate family members.
Compensation of key management personnel
The total compensation for the Management of Inter&Co, Inc. is set annually by the Ordinary General Meeting, as established in the Company's Bylaws, encompassing the members of the Board of Directors, the Board of Administration, and the Fiscal Council. For the current period, the total amount approved was R$ 149,159 (for the year 2025: R$ 109,350). On September 30, 2026, a compensation expense was recognized in the amount of R$ 50,039 (On September 30, 2025: R$ 49,852).

59

Notes to the interim condensed consolidated financial statement As of September 30,2026
35.Subsequent events
Discontinuation of the Level II Sponsored BDR Program
On October 16, 2026, the Definition Period for the discontinuation of the BDR program ended, during which holders could elect to receive Class A Shares (INTR) or Level I Unsponsored BDRs (INBR34). The Subsequent Period began on October 19, 2026, during which (i) Level I Unsponsored BDRs (ticker INBR34) were credited to investors who elected this alternative and (ii) the Class A common shares underlying the BDRs for which no valid election was made were sold in a sales facility. On November 10, 2026, the facilitated sale concluded, with the sale of all 12,281,668 Class A common shares underlying those BDRs. Subsequently, the proceeds will be converted into Brazilian reais and paid to the respective holders, in accordance with the terms and procedures set forth in the notice to shareholders available on the Company’s Investor Relations website.
Acquisition of interest - Inter Seguros
On October 19, 2026, Banco Inter (an indirect subsidiary of Inter & Co, Inc.) entered into a Share Purchase Agreement to acquire a 40% stake in the share capital of Inter Digital Corretora e Consultoria em Seguros S.A., owned by Wiz Co Participações e Corretagem de Seguros S.A., for the amount of R$409,488, subject to adjustment based on the CDI rate until the closing of the transaction. The transaction was approved by the Administrative Council for Economic Defense (CADE) and is still subject to regulatory approval from the Central Bank of Brazil. Once the transaction is completed, Banco Inter will hold all of the share capital of Inter Seguros.

36.Other information
Consumer Tax Reform
Complementary Laws No. 214/2025 and No. 227/2026, enacted within the scope of the Consumption Tax Reform, established the Tax on Goods and Services (IBS), the Contribution on Goods and Services (CBS), and created the IBS Management Committee, as well as establishing the general rules for administration, oversight, collection, and distribution of revenue from the new taxes. The IBS and CBS will gradually replace the following taxes: PIS/Pasep, COFINS, ISS, IOF-Insurance, ICMS, and IPI, which will be discontinued throughout the implementation period of the Tax Reform.
The regulation also defined the IBS and CBS rates applicable to financial services for the transition period between 2027 and 2033, with a progressive increase in the tax burden from 10.85% to 12.50%. Conversely, for operations currently subject to ISS, a gradual reduction in the rate from 2% to 1.2% is foreseen over the same period of migration to the new tax regime.
Inter&Co is monitoring the evolution of regulations and the publication of supplementary rules necessary for the implementation of the new tax model. The potential financial and operational impacts resulting from these changes are still under evaluation and await supplementary regulations for a final analysis of the aforementioned impacts.

60